                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13d - 101)

                    Under the Securities Exchange Act of 1934

                                 Medscape, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                  585046 100 5
                                  ------------
                                 (CUSIP Number)

                               Angeline C. Straka
               Vice President, Secretary & Deputy General Counsel
                                 CBS Corporation
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 975-3335

    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 30, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.

---------------------------------------------------------------------------------------------------------------------------------
                  (1)      Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above Person

                           CBS Corporation
                           I.R.S. Identification No. 25-0877540

---------------------------------------------------------------------------------------------------------------------------------
                  (2)      Check the Appropriate Box if a Member of a Group
                                                                                                 (a)      [X]
                                                                                                 (b)      [ ]

---------------------------------------------------------------------------------------------------------------------------------
                  (3)      SEC Use Only

---------------------------------------------------------------------------------------------------------------------------------
                  (4)      Source of Funds
                           00

---------------------------------------------------------------------------------------------------------------------------------
                  (5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                           Items 2(d) or 2(e)
                                                                                                          [ ]

---------------------------------------------------------------------------------------------------------------------------------
                  (6)      Citizenship or Place of Organization                         Pennsylvania

---------------------------------------------------------------------------------------------------------------------------------
Number of                           (7)     Sole Voting Power                   14,538,368
Shares Bene-
ficially          ---------------------------------------------------------------------------------------------------------------
Owned by                            (8)     Shared Voting Power                 14,538,368
Each Report-                                (See response to Item 5)
ing Person
With              ---------------------------------------------------------------------------------------------------------------
                                    (9)     Sole Dispositive Power              14,538,368

---------------------------------------------------------------------------------------------------------------------------------
                                   (10)     Shared Dispositive Power            None

---------------------------------------------------------------------------------------------------------------------------------
                 (11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           14,538,368

---------------------------------------------------------------------------------------------------------------------------------
                 (12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                                          [ ]

---------------------------------------------------------------------------------------------------------------------------------
                 (13)      Percent of Class Represented by Amount in Row (11)
                           33.3%  (See response to Item 5)

---------------------------------------------------------------------------------------------------------------------------------
                 (14)      Type of Reporting Person       CO

---------------------------------------------------------------------------------------------------------------------------------

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $.01 per share (Common Stock), of Medscape, Inc. (Issuer), a Delaware corporation with its principal executive offices at 134 West 29th Street, New York, NY 10001.

Item 2. Identity and Background

The person filing this statement is CBS Corporation (CBS), a Pennsylvania corporation. The address of the principal office and principal business address of CBS is 51 West 52nd Street, New York, NY 10019. CBS conducts its business directly and through various subsidiaries. CBS is a party to a Common Stock Purchase Agreement (Agreement), a Stockholders' Agreement (Stockholders' Agreement), an Advertising and Promotion Agreement (Advertising Agreement), a Trademark and Content Agreement (Trademark Agreement), Registration Rights Agreement (Registration Agreement) and a Subscription Agreement (Subscription Agreement).

The operations of CBS relate to television and radio broadcasting, outdoor advertising and cable programming.

During the last five years, neither CBS nor, to the knowledge of CBS, any executive officer or director of CBS, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities to, federal or state securities laws or finding any violation with respect to such laws.

The attached Schedule I is a list of the directors and executive officers of CBS which contains the following information with respect to each such person:

(a) name;

(b) business address; and

(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Each person identified on Schedule I-A is a United States citizen, except Jan Leschly who is a Danish citizen.

Item 3. Source and Amount of Funds or Other Consideration

CBS has acquired Common Stock from the Issuer pursuant to a Common Stock Purchase Agreement dated as of July 4, 1999 between Issuer and CBS (the Agreement) and a Subscription Agreement dated September 30, 1999.

CBS may be granted a warrant to acquire as yet an undetermined amount of Common Stock if the Issuer makes an acquisition which meets certain criteria.

Item 4. Purpose of Transaction

In a Trademark and Advertising Agreement, CBS agreed to provide the Issuer with an agreed upon amount of advertising and promotion time and in a Trademark and Content Agreement CBS agreed to license the CBS name and logo and Issuer and CBS agreed that the Issuer's consumer health internet site will be designated as CBS Medscape.com. In consideration of the above advertising, promotion and licensing, CBS received 13,938,368 shares of Common Stock. This Common Stock was comprised of 7,397,208 shares of Class A Common Stock of the Issuer and 6,541,160 shares of Class B Common Stock. Class A Common Stock had the right to one vote per share, while Class B Common Stock did not have voting rights.

Upon completion of Issuer's initial public offering, the outstanding Class B Common Stock converted on a one-for-one basis into Class A Common Stock and the Class A Common Stock was redesignated as Common Stock. CBS purchased 600,000 additional shares of Common Stock pursuant to a Subscription Agreement on September 30, 1999.

4(a), (b), (c), (e), (f), (g), (h), (i) and (j). CBS also received a warrant for shares of common stock sufficient to return CBS to the same percentage ownership of the Issuer after an acquisition by the Issuer using stock of the Issuer if the value of the stock and the ISDEX index for Internet stock is below a certain agreed upon percentage in the Stockholders' Agreement.

On August 3, 1999, in addition to the Agreement, the Issuer and CBS entered into four (4) related agreements--Stockholders' Agreement, Registration Agreement, Advertising Agreement and Trademark Agreement. Effective on September 30, 1999 CBS entered into the Subscription Agreement.

The Stockholders' Agreement provides, among other things, for board representation by CBS on the Issuer's board of directors under certain circumstances and anti-dilution protection for CBS in certain circumstances. The Registration Agreement provides for "piggyback" registration rights subject to certain exceptions. The Trademark Agreement grants Issuer a non-exclusive license to use certain CBS health content and to use the CBS marks in connection with the operation by Issuer of a consumer health site. The Advertising Agreement provides for CBS to provide advertising and promotion of the consumer health site.

Any description of the Agreement, the Stockholders' Agreement, the Registration Agreement, the Trademark Agreement and the Advertising Agreement content herein is qualified in their entirety by reference to the applicable agreements, which are attached as Exhibits 1, 2, 3, 4 and 5 respectively.

Pursuant to the Agreement, CBS may acquire additional shares of Common Stock over the term of the Agreement as set forth above and may acquire additional shares upon the exercise of the warrant described above.

CBS has no present plans or proposals with respect to the disposition of any Common Stock or with respect to the matters set forth in Items 4(b), (c), (e),
(f), (g), (h), (i) and (j); but CBS reserves its right to implement a different course of action at any time in the future, depending upon such criteria as may be significant to CBS.

4(d) There are currently three (3) directors on the Issuer's Board of Directors that were designated by CBS pursuant to the Stockholders' Agreement. As long as it maintains a percentage (as defined in Section 2.2(a) on page 2 of the Stockholders' Agreement) of at least 12.5%, CBS will have the right, under the Stockholders' Agreement, to designate one member of the Board of Directors of the Issuer. The Issuer will use its best efforts to cause the nomination and election, from time to time, of CBS's nominees. CBS has no current plans or proposals regarding representation on the Issuer's Board of Directors other than as set forth above; but CBS reserves the right to implement a different course of action at any time in the future depending upon their assessment of such criteria as may be significant to CBS.

Item 5. Interest in Securities of the Issuer.

5(a) and (b) As of September 30, 1999, CBS had voting and investment power over 14,538,368 shares of Common Stock of Issuer held by CBS or 33.3% of Common Stock of Issuer.

5(c) CBS acquired 13,938,368 shares of Common Stock on August 3, 1999 pursuant to the Agreement and 600,000 shares of Common Stock pursuant to the Subscription Agreement on September 30, 1999.

Except as described above, neither CBS, nor, to its knowledge, any person named in Schedule 1-A beneficially owns any shares of Common Stock or has effected any transactions in the Common Stock during the past 60 days.

5 (d) None.

5 (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition, CBS has entered into two lock-up agreements. One agreement pertains to the shares acquired by CBS in connection with the advertising, promotion and licensing agreements. The second agreement concerns the shares purchased by CBS on September 30, 1999. Both lock-up agreements are attached as Exhibits and incorporated herein by reference.

The information set forth under Items 3 and 4 above and the Exhibits attached hereto are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit 1: Common Stock Purchase Agreement dated as of July 4, 1999 between Issuer and CBS.

Exhibit 2: Stockholders' Agreement dated as of July 4, 1999 between Issuer and CBS.

Exhibit 3: Advertising and Promotion Agreement dated as of August 3, 1999 between Issuer and CBS.

Exhibit 4: Trademark and Content Agreement dated as of August 3, 1999 between Issuer and CBS.

Exhibit 5: Registration Rights Agreement dated as of August 3, 1999 between Issuer and CBS.

Exhibit 6: Lock-Up Agreement dated August 3, 1999 between Issuer and CBS.

Exhibit 7: Lock-Up Agreement dated September 27, 1999 among CBS and Issuer, Donaldson, Jenrette Securities Corporation, Credit Suisse First Banking, Bear Stearns & Co. Inc. with Capital Corporation and DLJdirect Inc.

Exhibit 8: Subscription Agreement dated as of September 27, 1999 between Issuer and CBS.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October __, 1999

                                           CBS CORPORATION

                                             By:   /s/ Fredric G. Reynolds
                                                ------------------------------
                                             Name:  Fredric G. Reynolds
                                             Title: Executive Vice President &
                                                    Chief Financial Officer

                                  SCHEDULE 1-A

                       Name, Business Address, and Present
                      Principal Occupation or Employment of
                     the Directors and Executive Officers of
                                 CBS Corporation

                                    Directors


                                                      Present Principal Occupation and
Name and Business Address                             Address of Employment
-------------------------                             --------------------------------
George H. Conrades                                    Chairman and CEO
201 Broadway                                          AKAMAI Technologies
Cambridge, MA  02139                                  201 Broadway
                                                      Cambridge, MA  02139

Martin C. Dickinson                                   Retired Senior Vice President
P. O. Box 7078                                        Scripps Bank
Rancho Santa Fe, CA 92067                             P. O. Box 7078
                                                      Rancho Santa Fe, CA  92067

William H. Gray III                                   President and Chief Executive Officer
The College Fund/UNCF                                 The College Fund/UNCF
8260 Willow Oaks Corporate Drive                      8260 Willow Oaks Corporate Drive
P. O. Box 10444                                       Fairfax, VA 22031
Fairfax, VA 22031

Mel Karmazin                                          President & Chief Executive Officer,
CBS Corporation                                       CBS Corporation
51 W. 52nd Street                                     Chairman, President & Chief Executive Officer,
New York, NY 10019                                    Infinity Broadcasting Corporation
                                                      51 West 52nd Street
                                                      New York, NY 10019

                                                      Present Principal Occupation and
Name and Business Address                             Address of Employment
-------------------------                             --------------------------------
Jan Leschly                                           Chief Executive
SmithKline Beecham                                    SmithKline Beecham
P. O. Box 7929                                        P. O. Box 7929
Philadelphia, PA 19101                                Philadelphia, PA 19101

David T. McLaughlin                                   Chairman, CBS Corporation
The Gallery - Suite 205                               Chairman and Chief Executive Officer
46 Newport Road                                       Orion Safety Products
New London, NH 03257                                  The Gallery - Suite 205
                                                      46 Newport Road
                                                      New London, NH 03257

Leslie Moonves                                        Executive Vice President,
CBS Corporation                                       CBS Corporation
7800 Beverly Boulevard                                President and Chief Executive Officer,
Los Angeles, CA  90036                                CBS Television
                                                      7800 Beverly Boulevard
                                                      Los Angeles, CA  90036

Richard R. Pivirotto                                  President
Richard R. Pivirotto Co., Inc.                        Richard R. Pivirotto Co., Inc.
111 Clapboard Ridge Rd.                               111 Clapboard Ridge Rd.
Greenwich, CT  06830                                  Greenwich, CT  06830

Raymond W. Smith                                      Chairman
Rothschild North America Inc.                         Rothschild North America Inc.
1251 Avenue of the Americas                           1251 Avenue of the Americas
New York, NY  10020                                   New York, NY  10020

Paula Stern                                           President
The Stern Group, Inc.                                 The Stern Group, Inc.
3314 Ross Place NW                                    3314 Ross Place NW
Washington, DC 20008                                  Washington, DC 20008

Robert D. Walter                                      Chairman and Chief Executive Officer
Cardinal Health, Inc.                                 Cardinal Health, Inc.
7000 Cardinal Place                                   7000 Cardinal Place
Dublin, OH 43017                                      Dublin, OH 43017

                               Executive Officers

                                                      Present Principal Occupation and
Name, Tile and Business Address                       Address of Employment
-------------------------------                       --------------------------------
Mel Karmazin                                          President & Chief Executive Officer,
CBS Corporation                                       CBS Corporation
51 W. 52nd Street                                     Chairman, President and Chief Executive Officer,
New York, NY 10019                                    Infinity Broadcasting Corporation
                                                      51 West 52nd Street
                                                      New York, NY 10019

Louis J. Briskman                                     Executive Vice President and General Counsel
CBS Corporation                                       CBS Corporation
51 West 52nd Street                                   51 West 52nd Street
New York, NY 10019                                    New York, NY 10019

Robert G. Freedline                                   Vice President & Controller
CBS Corporation                                       CBS Corporation
51 West 52nd Street                                   51 West 52nd Street
New York, NY 10019                                    New York, NY 10019

Fredric G. Reynolds                                   Executive Vice President and
CBS Corporation                                       Chief Financial Officer
51 West 52nd Street                                   CBS Corporation
New York, NY 10019                                    51 West 52nd Street
                                                      New York, NY 10019

Leslie Moonves                                        Executive Vice President,
CBS Corporation                                       CBS Corporation
7800 Beverly Boulevard                                President and Chief Executive Officer,
Los Angeles, CA  90036                                CBS Television
                                                      7800 Beverly Boulevard
                                                      Los Angeles, CA  90036

Farid Suleman                                         Vice President & Treasurer,
CBS Corporation                                       CBS Corporation
40 W. 57th Street                                     Executive Vice President, Chief Financial Officer and
New York, NY  10019                                   Treasurer,
                                                      Infinity Broadcasting Corporation
                                                      40 W. 57th Street
                                                      New York, NY  10019

                                                                       Exhibit 1

                         COMMON STOCK PURCHASE AGREEMENT


         This Common Stock Purchase Agreement (this "Agreement") dated as of July 4, 1999 is entered into by and among Medscape, Inc., a Delaware corporation (the "Company"), and CBS Corporation, a Pennsylvania corporation (the "Purchaser").

         In consideration of the mutual promises and covenants contained in this Agreement, the parties hereto agree as follows:

         1. Sale of Securities. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Company will sell and issue to the Purchaser, and the Purchaser will purchase from the Company, 7,397,208 shares of Class A Common Stock and 6,541,160 shares of Class B Common Stock (collectively, the "Shares"), which are calculated based on the Company's capitalization as set forth on Exhibit A hereto, for the aggregate purchase price of (x) $139,383.68 (the "Cash Purchase Price"), which shall be paid in cash at the Closing, and (y) $156,860,616.32 (the "Non-Cash Purchase Price"), which shall be paid through the provision by the Purchaser to the Company of advertising services in accordance with the Advertising and Promotion Agreement and provision to the Company of certain licenses and services in accordance with the Trademark and Content Agreement (as defined herein). The Cash Purchase Price and the Non-Cash Purchase Price are sometimes referred to herein together as, the "Purchase Price." Subject to the provisions of the Advertising and Promotion Agreement, the obligation of the Purchaser to pay the Non-Cash Purchase Price is a binding obligation of the Purchaser. The Purchase Price shall be allocated among the Shares.

         2.       The Closing.

                  2.1 The closing (the "Closing") of the sale and purchase of the Shares under this Agreement shall take place at the offices of Brobeck, Phleger & Harrison LLP, 1633 Broadway, New York, New York at 10:00 a.m. on the second business day after the satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions hereby (other than the delivery of the closing certificates, opinions, Ancillary Documents (as defined in Section 3.1) and other instruments and documents referred to in Section 6), or at such other time, date and place as are mutually agreeable to the parties. The date of the Closing is hereinafter referred to as the "Closing Date."

                           (1)      At the Closing:

                                    (i)     the Company shall deliver to the
                                            Purchaser the various certificates,
                                            instruments and documents referred
                                            to in Section 6.2;

                                    (ii)    the Purchaser shall deliver to the
                                            Company the various certificates,
                                            instruments and documents referred
                                            to in Section 6.3; and

                                    (iii)   the Company shall deliver to the
                                            Purchaser a certificate for the
                                            Shares being purchased at the
                                            Closing by the Purchaser,
                                            registered in the name of the
                                            Purchaser, against payment to the
                                            Company of the Cash Purchase Price,
                                            by wire transfer of immediately
                                            available funds to an account
                                            designated by the Company in writing
                                            to the Purchaser at least two days
                                            prior to the Closing.

         3. Representations of the Company. Except as disclosed by the Company in Exhibit A hereto, the Company hereby represents and warrants to the Purchaser that the statements contained in this Section 3 are true, complete and correct as of the date of this Agreement.

                  3.1 Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to conduct its business as presently conducted and as presently proposed to be conducted by it and to enter into and perform this Agreement and the other agreements executed in connection herewith (collectively, the "Ancillary Agreements") and to carry out the transactions contemplated by this Agreement and the Ancillary Agreements. The Company is duly qualified to do business as a foreign corporation in every other jurisdiction in which the failure so to qualify would have a material adverse effect on the business, assets or financial condition of the Company and its subsidiaries, taken as whole (a "Company Material Adverse Effect"). The Company has furnished to the Purchaser true and complete copies of its Certificate of Incorporation, as amended to date and presently in effect and By-Laws, as amended to date and presently in effect.

                  3.2 Capitalization. (a) The authorized capital stock of the Company consists of:

                                    (i) 42,500,000 shares of common stock, $0.01
par value per share (the "Common Stock"), of which (A) 27,500,000 shares have been designated Class A Common Stock and (B) 15,000,0000 shares have been designated Class B (NonVoting) Common Stock; and

                                    (ii) 4,956,643 shares of Preferred Stock,
$0.01 par value per share, of which (A) 788,200 shares have been designated Series A Preferred Stock, (B) 1,478,359 shares have been designated Series C Preferred Stock, (C) 932,401 shares have been designated Series C-1 Preferred Stock, and (D) 1,757,683 shares have been designated Series D Preferred Stock.

                  (b) As of the date hereof, (i) 1,079,000 shares of Class A Common Stock, (ii) 6,995,602.5 shares of Class B (NonVoting) Common Stock, (iii) 788,200 shares of Series A Preferred Stock, (iv) 1,478,359 shares of Series C Preferred Stock, (v) 932,401 shares of Series C-1 Preferred Stock and (vi) 1,757,683 shares of Series D Preferred Stock are issued and outstanding. All of the issued and outstanding shares of Class A Common Stock, Class B (NonVoting) Common Stock, Series A Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock have been duly authorized and validly issued, are fully paid and nonassessable and were issued in compliance with all applicable state and federal securities laws. Except for (a) the conversion privileges of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series D Preferred

Stock, (b) any rights provided for in this Agreement, and (c) 8,250,000 shares of Class B Common Stock reserved under the Company's stock plans, of which 4,832,417.5 shares are subject to outstanding options, (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding, (ii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company, (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof, and (iv) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company.

                  3.3 Subsidiaries, Etc. The Company has no subsidiaries and does not own or control, directly or indirectly, any shares of capital stock of any other corporation or any interest in any partnership, joint venture or other non-corporate business enterprise.

                  3.4 Securityholder Lists and Agreements. Included on Exhibit A is a true and complete list of the securityholders of the Company as of the date of this Agreement, showing the number of shares of Common Stock or other securities of the Company held by each securityholder as of the date of this Agreement and, in the case of options, warrants and other convertible securities, the exercise price thereof and the number and type of securities issuable thereunder. Except as provided in this Agreement, there are no agreements, written or oral, between the Company and any holder of its securities, relating to the acquisition (including without limitation rights of first refusal, anti-dilution or pre-emptive rights), disposition, registration under the Securities Act of 1933, as amended (the "Securities Act"), or voting of the capital stock of the Company.

                  3.5 Issuance of Shares. The issuance, sale and delivery of the Shares have been duly authorized by all necessary corporate action on the part of the Company. The Shares when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid and nonassessable.

                  3.6 Authority for Agreement; No Conflict. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action. This Agreement and the Ancillary Agreements, when executed at the Closing, will be duly executed and delivered by the Company and will constitute valid and binding obligations of the Company enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting generally the enforcement of creditors' rights and general equitable principles and subject to a court's discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies. The execution of and performance of the transactions contemplated by this Agreement and the Ancillary Agreements and compliance with their respective provisions by the Company will not (a) conflict with or violate any provision of the Certificate of Incorporation or By-laws of the Company, (b) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest (as defined below) or other arrangement to which the Company is a party or by which the Company is bound or to which its assets are subject and which are filed as an exhibit to the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission, (c) result in the imposition of any Security Interest upon any assets of the Company or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets, other than any of the foregoing events listed in clause (b), (c) or (d) of this Section 3.6 that would not have a Company Material Adverse Effect. For purposes of this Agreement, "Security Interest" means any mortgage, pledge, security interest, encumbrance, charge, or other lien (whether arising by contract or by operation of law) other than (i) mechanic's, materialmen's, and similar liens, (ii) liens arising under worker's compensation, unemployment insurance, social security, retirement, and similar legislation, (iii) liens on goods in transit incurred pursuant to documentary letters of credit, and (iv) statutory liens with respect to current taxes not yet due and payable.

                  3.7 Governmental Consents. Except as may be required by the Hart-Scott Rodino Antitrust Improvements Act (the "HSR Act"), no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (each of the foregoing is hereafter referred to as a "Governmental Entity") is required on the part of the Company in connection with the execution and delivery by the Company of this Agreement or the Ancillary Agreements, the offer, issuance, sale and delivery of the Shares or the other transactions to be consummated at the Closing, as contemplated by this Agreement and the Ancillary Agreements, except such filings as shall have been made prior to and shall be effective on and as of the Closing and such filings required to be made after the Closing under applicable federal and state securities laws, and except any filings that, if not made as required, would not have a Company Material Adverse Effect. Based on the representations made by the Purchaser in
Section 4 of this Agreement, the offer and sale of the Shares to the Purchaser will be in compliance with applicable federal and state securities laws.

                  3.8 Litigation. There is no action, suit or legal proceeding, or governmental inquiry or investigation, pending against the Company. To the Company's knowledge, there is no action, suit or legal proceedings, or governmental inquiry or investigation, threatened against the Company which questions the validity of this Agreement or the right of the Company to enter into this Agreement, or which would, individually or in the aggregate, have a Company Material Adverse Effect.

                  3.9 Financial Statements. The Company has furnished to the Purchaser a complete and correct copy of (1) the audited balance sheet of the Company at December 31, 1998 and the related statements of income and cash flows for the year then ended and (2) the unaudited balance sheet of the Company (the "Interim Balance Sheet") at March 31, 1999 (the "Balance Sheet Date") and the related statements of operations and cash flow for the three months then ended, (the financial statements referred to in clauses (1) and (2) are collectively referred to herein as the "Financial Statements"). The Financial Statements fairly present, in all material respects, the financial condition and results of operations of the Company, at the dates and for the periods indicated, and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") consistently applied, except that the Interim Balance Sheet is not in accordance with GAAP because of the absence of footnotes normally contained therein and is subject to normal year-end audit adjustments.

                  3.10 Undisclosed Liabilities. The Company has no liability (whether absolute, accrued, contingent or otherwise) of a nature required by GAAP to be shown on a balance sheet which is material to the Company, except for
(i) liabilities shown on the Interim Balance Sheet, (ii) liabilities which have arisen since the Balance Sheet Date in the ordinary course of business and (iii) contractual liabilities incurred in the ordinary course of business.

                  3.11     Taxes.

                           (1)      For purposes of this Agreement:

                           "Tax" means (i) any tax, including without
limitation, any tax imposed under Subtitle A of the Code and any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding tax on amounts paid, payroll, employment, excise, severance, stamp, capital stock, occupation, property, environmental or windfall profit tax, premium, customs, duty or other tax, together with any interest, penalty, addition to tax or other additional amount, imposed by any Governmental Entity (domestic or foreign) responsible for the imposition of any such tax, (ii) any liability for the payment of any amount of the type described in clause (i) above as a result of a party to this Agreement being a member of an affiliated, consolidated or combined group with any other corporation at any time on or prior to the date hereof and (iii) any liability of any person with respect to the payment of any amounts of the type described in clause (i) or (ii) above as a result of any express or implied obligation of such person to indemnify any other person.

                           "Code" means the Internal Revenue Code of 1986, as
amended.

                           (2) The Company, and any affiliated group, within the
meaning of Section 1504 of the Code, of which the Company is or has been a member, has filed or caused to be filed in a timely manner (within any applicable extension periods) all material Tax returns, reports and forms required to be filed by the Code or by applicable state, local or foreign Tax laws. All Taxes shown to be due on such returns, reports and forms have been timely paid in full or will be timely paid in full by the due date thereof. No Tax Liens have been filed and no claims are being asserted in writing with respect to any Taxes.

                           (3) Neither the Company nor any of its affiliates has
made with respect to the Company, or any of its assets, any consent under
Section 341 of the Code. None of the Company Assets is "tax exempt use property" within the meaning of Section 168(h) of the Code. None of the Company assets is a lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954.

                           (4) The Company is not a "foreign person" within the
meaning of Section 1445 of the Code.

                  3.12     Proprietary Rights.

                           (1) The Company owns or has sufficient legal right to
use all patents, patent applications, trademarks, trademark applications, trade secrets, service marks, service mark applications, logos, trade names, domain names, corporate names, copyrights, inventions, drawings, designs, customer lists, computer software, and proprietary know-how or information that are currently used in the business or operations of the Company and that are material to the business or operations of the Company (collectively, the "Proprietary Rights").

                           (2) The Company has not received written notice of,
or been named in, any pending suit, action or legal proceedings with respect to any Proprietary Rights which involve a claim of infringement of any intellectual property rights of any third party. To the Company's knowledge, the operation of the Company's business as now conducted does not infringe any valid intellectual property rights of any third party.

                           (3) To the knowledge of the Company, the Proprietary
Rights are not being infringed by others.

                  3.13 Tangible Personal Property. The Company has good and valid title to or, in the case of leased properties or properties held under license, good and valid leasehold or license interests in, all of the material tangible personal property of the Company, including all such property reflected on the Interim Balance Sheet (other than property sold, consumed or otherwise disposed of in the ordinary course of business since the Balance Sheet Date), free and clear of all Security Interests, except for (i) liens for taxes not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings and, (ii) Security Interests not included in clause (i) above and relating to capitalized lease financing or indebtedness for borrowed money in an aggregate amount of less than $150,000. Such items of tangible personal property, taken as a whole (w) have been maintained in accordance with normal industry practice, (x) are in good operating condition and repair (normal wear and tear excepted), (y) are suitable for the purposes for which they are presently used and (z) are sufficient for the continued conduct of the business of the Company in substantially the same manner as the business of the Company is conducted as of the date of this Agreement, except where such failures to maintain, failures to be in good operating condition and repair, failures to be suitable and failures to be sufficient would not have a Company Material Adverse Effect.

                  3.14     Real Property Owned and Leased.

                           (1) The Company does not own any real property.

                           (2) Each material real property lease or sublease to
which the Company is party is a legal, valid and binding contract and is in full force and effect, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting generally the enforcement of creditors' rights and general equitable principles and subject to a court's discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies. Neither the Company nor, to the knowledge of the Company, any other party to such lease or sublease is in breach or violation of, or default under, any such lease or sublease.

                  3.15     Contracts.

                           (1) Exhibit A lists each of the following contracts
to which the Company is a party or is bound (the "Company Contracts"):

                                    (i)     an employment agreement with any
                                            employee whose annual base salary
                                            exceeds $150,000 or collective
                                            bargaining agreement;

                                    (ii)    a covenant not to compete;

                                    (iii)   a contract with (A) any shareholder
                                            of the Company, (B) any current or
                                            former executive officer or director
                                            of the Company or (c) current
                                            employee of the Company whose annual
                                            base salary exceeds $150,000;

                                    (iv)    a contract under which the Company
                                            has borrowed any money from, or
                                            issued any note, bond, debenture or
                                            other evidence of indebtedness to,
                                            any person or (B) any other note,
                                            bond, debenture or other evidence of
                                            indebtedness issued by the Company
                                            to any person;

                                    (v)     a contract (including any so-called
                                            take-or-pay or keepwell agreement)
                                            under which (A) any person has
                                            directly or indirectly guaranteed
                                            indebtedness of the Company or (B)
                                            the Company has directly or
                                            indirectly guaranteed indebtedness
                                            of any other person (in each case
                                            other than endorsements for the
                                            purpose of collection in the
                                            ordinary course of business);

                                    (vi)    a contract for the acquisition by
                                            the Company of any operating
                                            business or the capital stock of any
                                            other person;

                                    (vii)   any contract for the disposition of
                                            a material portion of the Company's
                                            assets (other than in the ordinary
                                            course of business);

                                    (viii)  a contract for any joint venture,
                                            partnership, limited liability
                                            company or similar arrangement;

                                    (ix)    a contract not made in the ordinary
                                            course of business, under which the
                                            consequence of a default or
                                            termination would reasonably be
                                            expected to have a Company Material
                                            Adverse Effect;

                                    (x)     a contract involving payments to be
                                            made by the Company after the date
                                            of this Agreement in excess of
                                            $200,000
                                            which is not terminable by the
                                            Company by notice of not more than
                                            60 days; and

                                    (xi)    a contract providing for
                                            indemnification of any person with
                                            respect to liabilities relating to
                                            any business sold by the Company or
                                            any sale by the Company of a
                                            substantial amount of assets outside
                                            the ordinary course of business;

provided, however, that no contract referred to above need be disclosed unless the Company currently has, or may in the future have, any rights or obligations thereunder.

                           (2) Each Company Contract is a valid, binding and
enforceable obligation of the Company and, to the Company's knowledge, of each other party thereto, except as the foregoing may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting generally the enforcement of creditors' rights and general equitable principles and subject to a court's discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies. The Company has performed all material obligations required to be performed by it to date under the Company Contracts and the Company is not (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder and, to the knowledge of the Company, no other party to any of the Company Contracts is (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder. As of the date of this Agreement, the Company has not received notice of the intention of any party to terminate any Company Contract. Complete and correct copies of the Company Contracts, together with all modifications and amendments thereto, have been delivered to or made available for inspection by Purchaser.

                  3.16 Compliance. The Company has, in all material respects, complied with all laws, regulations and orders applicable to its business as currently conducted and has all material permits and licenses ("Permits") required thereby. The Company has not received any written notice from a Governmental Entity that (1) alleges that the Company is not in compliance in any material respect with any applicable laws or (2) any investigation or review by any Governmental Entity with respect to any of the Company's assets or business is pending or that any such investigation or review is contemplated. The Permits are validly held by the Company and the Company has complied in all material respects with all terms and conditions thereof. The Company has not received notice of any proceedings relating to the revocation or modification of any Permit. To the Company's knowledge, none of the Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement.

                  3.17 Absence of Changes. Since the Balance Sheet Date, there has been no material adverse change in the business, assets or financial condition of the Company, other than changes occurring in the ordinary course of business.

                  3.18 Insurance. The Company currently maintains the policies of insurance with respect to its business which are set forth on Exhibit A. All such policies are in full force and effect, all premiums due and payable thereon have been paid, and no notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

                  3.19     Benefit Plans.

                           (1) Exhibit A lists each "employee pension benefit
plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), maintained or contributed to by the Company for the benefit of any officers or employees of the business or "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), bonus, stock option, stock purchase, deferred compensation plans or arrangements and other employee fringe benefit plans maintained, or contributed to, by the Company or any of its affiliates for the benefit of any officers or employees of the business.

                           (2) Each "employee pension benefit plan" has been
operated in accordance with applicable law (including ERISA and the Code), the plan documents and collective bargaining agreements, if any, except as would not have a Company Material Adverse Effect. There are no material undisclosed liabilities in respect of any "employee pension benefit plans."

                           (3) No employee or former employee of the business
will become entitled to any bonus, retirement, severance, job security or similar benefit or any enhanced benefit solely as a result of the transactions contemplated by this Agreement.

                  3.20 Labor Matters. The Company is not the subject of any suit, action or proceeding which is pending or, to the knowledge of the Company, threatened with respect to the business or operations of the Company, asserting that the Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or applicable state statutes) or seeking to compel the Company to bargain with any labor organization as to terms and conditions of employment. No strike, lockout or other work stoppage or material labor dispute involving the Company is pending or, to the knowledge of the Company, threatened, and there is no current petition, proceeding or other similar activity involving any employees of the Company seeking to certify a collective bargaining unit or engaging in any other organizational activity. The Company is not a party to, or bound by, any collective bargaining agreement or other contract with labor union or labor organization relating to employees of the Company. The Company has complied in all material respects with all laws relating to wages, hours, collective bargaining and the payment of social security and similar Taxes, and no person has asserted that the Company is liable in any material amount for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing.

                  3.21 Books and Records. The books of account, stock record books and minute books and other corporate records of the Company, copies of which have been made available to the Purchaser, are in all material respects complete and correct and have been maintained in accordance with good business practices and the matters contained therein are accurately reflected, to the extent appropriate, on the Financial Statements.

                  3.22 Year 2000. Exhibit A-1 attached hereto sets forth a true and accurate description of the Company's Year 2000 compliance.

                  3.23 Accounts Receivable. The accounts receivable reflected on the Company's Interim Balance Sheet have arisen from bona fide transactions and except for reserves reflected on the such Interim Balance Sheet or taken in the future in the ordinary course consistent with past practice, to the Company's knowledge, such accounts receivable constitute or will constitute valid claims of the Company. The Company is not aware of any events, facts or other circumstances that could reasonably result in a material adverse change in the amount of accounts receivable reflected on the Company's Interim Balance Sheet.

                  3.24 Disclosure. No representation or warranty of the Company contained in this Agreement, in any Ancillary Agreement or in the certificate to be delivered at the Closing pursuant to Section 6.2 of this Agreement contains any untrue statement of a material fact, or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

         4. Representations of the Purchaser. Except as disclosed by the Purchaser in Exhibit B hereto, the Purchaser hereby represents and warrants to the Company that the statements contained in this Section 4 are true, complete and correct as of the date of this Agreement.

                  4.1 Investment. The Purchaser is acquiring the Shares for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same; and, except as contemplated by this Agreement and the Ancillary Agreements hereto, the Purchaser has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof. The Purchaser is an "accredited investor" as defined in Rule 501(a) under the Securities Act.

                  4.2 Experience. The Purchaser is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares. Purchaser has been furnished with and has had access to such information as the Purchaser considered necessary to make a determination as to the purchase of the Shares.

                  4.3 Organization and Standing. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has the corporate power and authority to conduct its business as presently conducted by it and to enter into and perform this Agreement and the Ancillary Agreements and to carry out the transactions contemplated by this Agreement and the Ancillary Agreements.

                  4.4 Authority for Agreement; No Conflict. The execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements, and the consummation by the Purchaser of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action. This Agreement and the Ancillary Agreements, when executed at the Closing, will be duly executed and delivered by the Purchaser and will constitute valid and binding obligations of the Purchaser enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting generally the enforcement of creditors' rights and general equitable principles and subject to a court's discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies. The execution of and performance of the transactions contemplated by this Agreement and the Ancillary Agreements and compliance with their respective provisions by the Purchaser will not (a) conflict with or violate any provision of the Articles of Incorporation or By-laws of the Purchaser, (b) other than as may be required by the HSR Act, require on the part of the Purchaser any filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest or other arrangement to which the Purchaser is a party or by which the Purchaser is bound or to which its assets are subject, (d) result in the imposition of any Security Interest upon any assets of the Purchaser or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Purchaser or any of its properties or assets, other than any of the foregoing events listed in clause
(c), (d) or (e) of this Section 4.4 that would not have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement and the Ancillary Agreements (a "Purchaser Material Adverse Effect").

                  4.5 Governmental Consents. Except as may be required by the HSR Act, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity is required on the part of the Purchaser in connection with the execution and delivery by the Purchaser of this Agreement or the Ancillary Agreements, except such filings as shall have been made prior to and shall be effective on and as of the Closing, and except any filings that, if not made as required, would not have a Purchaser Material Adverse Effect.

                  4.6 Litigation. There is no action, suit or legal proceeding, or governmental inquiry or investigation, pending against the Purchaser or, to the Purchaser's knowledge, threatened against the Purchaser which questions the validity of this Agreement or the Ancillary Agreements or the right of the Purchaser to enter into this Agreement or the Ancillary Agreements, or which would have a Purchaser Material Adverse Effect.

                  4.7 Year 2000. Exhibit B-1 attached hereto sets forth a true and accurate description of CBS' Year 2000 compliance.

                  4.8 Legends. It is understood that the certificates evidencing the Shares will bear the following legend:

                           "These securities have not been registered under the
                  Securities Act of 1933, as amended. They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or an opinion of counsel satisfactory to the Company that such registration is not required or unless sold pursuant to Rule 144 of such Act."

         5.       Affirmative Covenants of the Company.

                  5.1 Financial Statements. The Company shall deliver to the
Purchaser:

                           (1) within 75 days after the end of each fiscal year
of the Company, a balance sheet of the Company as at the end of such year and statements of income and of cash flows of the Company for such year, including draft notes to such financial statements, reviewed by certified public accountants of established national reputation selected by the Company;

                           (2) within 90 days after the end of each fiscal year
of the Company, an audited balance sheet of the Company as at the end of such year and audited statements of income and of cash flows of the Company for such year and the notes to such financial statements, certified by certified public accountants of established national reputation selected by the Company;

                           (3) within 30 days after the end of each month, an
unaudited balance sheet of the Company as at the end of such month and an unaudited statement of income of the Company as at the end of such month; and

                           (4) within 40 days after the end of each fiscal
quarter of the Company (other than the fourth quarter), an unaudited balance sheet of the Company as at the end of such quarter and the notes thereto (as required by Form 10-Q), and unaudited statements of income and of cash flows of the Company for such fiscal quarter and the notes thereto (as required by Form 10-Q) and for the current fiscal year to the end of such fiscal quarter, reviewed by certified public accountants of established national reputation selected by the Company.

                  5.2 Directors. The Company shall reimburse each director of the Company who is not an employee of the Company and who was elected as a director of the Company (a "CBS Director") at the designation of the Purchaser pursuant to the Stockholders' Agreement attached as Exhibit C ("Stockholders' Agreement") for all of his or her reasonable out-of-pocket expenses incurred in attending each meeting of the Board of Directors of the Company or any committee thereof in accordance with the Company's policies governing such matters. Except as otherwise set forth in this Section 5.2, a CBS Director shall not receive any compensation for serving on the Company's Board of Directors.

                  5.3 Pre-Closing Covenants. Except as expressly contemplated by this Agreement, during the period between the date of this Agreement and ending on the Closing Date or the earlier termination of this Agreement, without the prior written consent of the Purchaser, which consent will not be unreasonably withheld, the Company shall not:

                                    (i)     amend the certificate of
                                            incorporation or by-laws of the
                                            Company other than in connection
                                            with the transactions contemplated
                                            in Sections 5.3(ix)(x), 5.3(ix)(y)
                                            and 5.3(ix)(z);

                                    (ii)    incur or assume any liabilities,
                                            obligations, or indebtedness for
                                            borrowed money other than in the
                                            ordinary course of business.

                                    (iii)   acquire by merging or consolidating
                                            with, or by purchasing a material
                                            portion of the assets of, or by any
                                            other manner, any business or any
                                            corporation, partnership, joint
                                            stock company, limited liability
                                            company, association or other
                                            business organization or division
                                            thereof;

                                    (iv)    sell, lease or mortgage, pledge or
                                            otherwise dispose of, or grant
                                            preferential rights to, any of its
                                            assets (other than Proprietary
                                            Rights) in any single transaction
                                            for payment in excess of $250,000 or
                                            in the aggregate, for payment in
                                            excess of $500,000, which are
                                            material, individually or in the
                                            aggregate, to the business taken as
                                            a whole;

                                    (v)     sell, assign, license or transfer
                                            any Proprietary Rights, other than
                                            in the ordinary course of business
                                            in connection with the sale,
                                            license, or other distribution of
                                            products or services of the
                                            business;

                                    (vi)    enter into any equity joint venture
                                            or partnership;

                                    (vii)   permit any material Proprietary
                                            Rights to lapse;

                                    (viii)  declare or pay any dividends or make
                                            any distributions on the Company's
                                            capital stock other than in
                                            connection with the Company's
                                            initial public offering;

                                    (ix)    issue any stock, bonds or other
                                            corporate securities or grant any
                                            option or issue any warrant to
                                            purchase or subscribe for any such
                                            securities or issue any securities
                                            other than (x) in connection with
                                            the Company's initial public
                                            offering, (y) pursuant to an option
                                            plan approved by the Board of
                                            Directors or (z) in connection with
                                            the issuance of no more than ten
                                            percent (10%) of the issued and
                                            outstanding capital stock of the
                                            Company (assuming the conversion and
                                            exercise of all outstanding options,
                                            warrants and convertible securities
                                            of the Company and as adjusted for
                                            any stock splits, subdivisions,
                                            combinations, stock dividends or
                                            other recapitalization of the Common
                                            Stock) as of the date of such
                                            issuance pursuant to no more than
                                            two (2) strategic or partnering
                                            transactions; or

                                    (x)     agree, whether in writing or
                                            otherwise, to do any of the
                                            foregoing.

         6.       Conditions to Closing.

                  6.1 Conditions to Each Party's Obligation. The obligation of Purchaser to purchase the Shares and the obligation of Company to sell and issue the Shares, shall be subject to the satisfaction prior to the Closing of the following conditions:

                           (1) HSR Act Waiting Period. Any waiting period (and
any extension thereof) under the HSR Act applicable to any of the transactions contemplated hereby shall have expired or been earlier terminated.

                           (2) No Injunctions or Restraints. No temporary
restraining order, preliminary or permanent injunction or other legal restraint or prohibition preventing or materially restricting or altering the consummation of the transactions contemplated by this Agreement shall be in effect; provided, however, that the provisions of this Section 6.1(2) shall not be available to any party that has directly or indirectly solicited or encouraged any such order, injunction or other restraint or prohibition.

                           (3) Government Action. There shall not be any pending
action by or before any governmental authority challenging or seeking to restrain or prohibit or materially alter the consummation of the transactions contemplated by this Agreement in any material respect or seeking to obtain any damages from Purchaser or the Company in connection with the transactions contemplated by this Agreement; provided, however, that the provisions of this
Section 6.1(3) shall not be available to any party that has directly or indirectly solicited or encouraged any such action.

                  6.2 Additional Conditions to Purchaser's Obligations. The obligations of Purchaser to purchase the Shares at the Closing are subject to the fulfillment to its satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by Purchaser in its sole discretion:

                           (1) Representations and Warranties Correct;
Performance of Obligations.

                                    (i)     The representations and warranties
                                            of the Company set forth in Section
                                            3 shall be true and correct in all
                                            respects as of the Closing Date as
                                            though made as of the Closing Date
                                            (other than those made as of a
                                            particular date, which shall be true
                                            and correct in all respects as of
                                            such date), except in each case for
                                            such failures of representations and
                                            warranties to be true and correct
                                            (i) as the result of changes
                                            expressly contemplated by this
                                            Agreement, and (ii) that would not
                                            have a Company Material Adverse
                                            Effect (it being agreed that the
                                            clause (ii) shall be inapplicable to
                                            any portion of a representation and
                                            warranty which already contains a
                                            Company Material Adverse Effect or
                                            other materiality qualification or,
                                            if an entire representation and
                                            warranty is so qualified, to all of
                                            such representation and warranty),
                                            and the Purchaser shall have
                                            received a
                                            certificate signed by an authorized
                                            officer of the Company attesting to
                                            the foregoing. The Company shall
                                            have performed or complied in all
                                            material respects with all
                                            obligations and conditions herein
                                            required to be performed or observed
                                            by it.

                                    (ii)    Consents and Waivers. The Company
                                            shall have obtained in a timely
                                            fashion any and all consents,
                                            permits and waivers necessary for
                                            consummation of the transactions
                                            contemplated by this Agreement,
                                            other than any which if not obtained
                                            or effected would not have a Company
                                            Material Adverse Effect.

                                    (iii)   Ancillary Agreements

                                            (a) The Stockholders' Agreement
                                                shall have been executed and
                                                delivered by each of the parties
                                                thereto other than the
                                                Purchaser.

                                            (b) The Advertising and Promotion
                                                Agreement attached hereto as
                                                Exhibit D shall have been
                                                executed and delivered by each
                                                of the parties thereto other
                                                than the Purchaser (the
                                                "Advertising and Promotion
                                                Agreement").

                                            (c) The Trademark and Content
                                                Agreement attached hereto as
                                                Exhibit E shall have been
                                                executed and delivered by each
                                                of the parties thereto other
                                                than the Purchaser (the
                                                "Trademark and Content
                                                Agreement").

                                            (d) The Registration Rights
                                                Agreement attached hereto as
                                                Exhibit F shall have been
                                                executed and delivered by each
                                                of the parties thereto other
                                                than the Purchaser.

                                    (iv)    Certificates and Documents. The
                                            Company shall have delivered to the
                                            Purchaser:

                                            (a) the Certificate of Incorporation
                                                of the Company, as amended and
                                                in effect as of the Closing
                                                Date, certified as of a recent
                                                date by the Secretary of State
                                                of the State of Delaware;

                                            (b) certificates, as of a recent
                                                date, as to the corporate good
                                                standing of the Company issued
                                                by the Secretary of State of the
                                                State of Delaware;

                                            (c) by-laws of the Company,
                                                certified by its Secretary or
                                                Assistant Secretary as of the
                                                Closing Date; and

                                            (d) copies of the resolutions of the
                                                Company's Board of Directors
                                                authorizing the transactions
                                                contemplated by this Agreement,
                                                certified by its Secretary or
                                                Assistant Secretary as of the
                                                Closing Date.

                                    (v)     Opinion of Counsel. Purchaser shall
                                            have received an opinion from the
                                            Company's counsel in form and
                                            substance acceptable to Purchaser.

                                    (vi)    Stockholders' Agreement. Each of the
                                            stockholders identified on Exhibit G
                                            attached hereto shall have agreed in
                                            writing to be bound by the
                                            applicable terms and conditions of
                                            the Stockholders' Agreement.

                  6.3 Additional Conditions to the Company's Obligations. The obligations of the Company to sell and issue the Shares at the Closing are subject to the fulfillment to its satisfaction on or prior to the Closing Date, of the following conditions, any of which may be waived by the Company in its sole discretion:

                           (1) Representations and Warranties Correct. The
representations and warranties of Purchaser set forth in Section 4 shall be true and correct in all respects as of the Closing Date as though made as of the Closing Date (other than those made as of a particular date, which shall be true and correct in all respects as of such date), except in each case for such failures of representations and warranties to be true and correct (i) as the result of changes expressly contemplated by this Agreement, and (ii) that would not have a Purchaser Material Adverse Effect (it being agreed that the clause
(ii) shall be inapplicable to any portion of a representation and warranty which already contains a Purchaser Material Adverse Effect or other materiality qualification or, if an entire representation and warranty is so qualified, to all of such representation and warranty), and the Company shall have received a certificate signed by an authorized officer of the Purchaser attesting to the foregoing. The Purchaser shall have performed or complied in all material respects with all obligations and conditions herein required to be performed or observed by it.

                           (2)      Ancillary Agreements.

                                    (i)     The Stockholders' Agreement shall
                                            have been executed and delivered by
                                            the Purchaser.

                                    (ii)    The Advertising and Promotion
                                            Agreement shall have been executed
                                            and delivered by the Purchaser.

                                    (iii)   The Trademark and Content Agreement
                                            shall have been executed and
                                            delivered by the Purchaser.

                           (3) Opinion of Counsel. The Company shall have
received an opinion from Purchaser's counsel in form and substance acceptable to Company.

                           (4) Lock-up Agreement. The Purchaser shall have
executed and delivered a lock-up agreement in substantially the form attached hereto as Exhibit H.

         7.       Indemnification.

                  7.1 Indemnification by Company. The Company shall indemnify Purchaser and its affiliates and their respective officers, directors, employees, agents and representatives against, and hold them harmless from, any loss, liability, claim, damage or expense (including reasonable legal fees and expenses) ("Losses"), actually incurred by them, as incurred (payable promptly upon written request), arising from, in connection with or otherwise with respect to:

                           (1) any breach of any representation or warranty of
the Company contained in this Agreement, in any Ancillary Agreement (other than the Advertising and Promotion Agreement and the Trademark and Content Agreement) or in the closing certificate delivered at the Closing pursuant to Section 6.2(1); and

                           (2) any breach of any covenant of the Company
contained in this Agreement or in any Ancillary Agreement (other than the Advertising and Promotion Agreement and the Trademark and Content Agreement).

                  7.2 Indemnification by Purchaser. Purchaser shall indemnify the Company and its officers, directors, employees, agents and representatives against, and hold them harmless from, any Losses, actually incurred by them, as incurred (payable promptly upon written request), arising from, in connection with or otherwise with respect to:

                           (1) any breach of any representation or warranty of
Purchaser contained in this Agreement, in any Ancillary Agreement (other than the Advertising and Promotion Agreement and the License Agreement) or in the closing certificate delivered at the Closing pursuant to Section 6.3; and

                           (2) any breach of any covenant of Purchaser contained
in this Agreement or in any Ancillary Agreement (other than the Advertising and Promotion Agreement and the Trademark and Content Agreement).

                  7.3 Calculation of Losses. The amount of any Loss for which indemnification is provided under this Section 7 shall be calculated net of any amounts actually recovered by the indemnified party under insurance policies with respect to such Loss and shall be (i) increased to take account of any net tax cost incurred by the indemnified party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net tax benefit realized by the indemnified party arising from the incurrence or payment of any such Loss. In computing the amount of any such tax cost or tax benefit, the indemnified party shall be deemed to recognize all other items of income, gain, loss deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss.

                  7.4 Termination of Indemnification. The obligations to indemnify and hold harmless any party, pursuant to Sections 7.1(1) or 7.2(1), shall terminate nine months after the Closing Date; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the person to be indemnified shall have, before such date, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to
Section 7.5 to the party to be providing the indemnification.

                  7.5      Procedures.

                           (1) In order for a party (the "indemnified party"),
to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim made by any person against the indemnified party (a "Third Party Claim"), such indemnified party must notify the indemnifying party in writing of the Third Party Claim promptly following receipt by such indemnified party of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure. Thereafter, the indemnified party shall deliver to the indemnifying party, promptly following the indemnified party's receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim and not also addressed to the indemnifying party.

                           (2) If a Third Party Claim is made against an
indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party; provided, however, that such counsel is not reasonably objected to by the indemnified party. Should the indemnifying party so elect to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the reasonable fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof. If the indemnifying party chooses to defend or prosecute a Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party's request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party's prior written consent (which consent shall not be unreasonably withheld). If the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim, which releases the indemnified party completely in connection with such Third Party Claim and that would not otherwise adversely affect the indemnified party. Notwithstanding the foregoing, the indemnifying party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the indemnified party in defending such Third Party Claim) if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the indemnified party that the indemnified party reasonably determines, after conferring with its outside counsel, would reasonably be expected to have a material adverse effect on the assets, business, financial condition or results of operations of the indemnified party and cannot be separated from any related claim for money damages; provided, however, that the indemnifying party will not be bound by any determination in such Third Party Claim so defended by the indemnified party, or any compromise or settlement effected without its consent. If such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the indemnifying party shall be entitled to assume the defense of the portion relating to money damages. It is understood that the indemnifying party shall not be liable for the reasonable fees and expenses of more than one separate firm for all indemnified parties.

                           (3) Other Claims. In the event any indemnified party
has a claim against any indemnifying party under Section 7.1 or 7.2 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall deliver notice of such claim with reasonable promptness to the indemnifying party. The failure by any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 7.1 or 7.2, except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure. If the indemnifying party does not notify the indemnified party within 30 calendar days following its receipt of such notice that the indemnifying party disputes its liability to the indemnified party under Section 7.1 or 7.2, such claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under Section 7.1 or 7.2 and the indemnifying party shall pay the amount of such liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined. If the indemnifying party has timely disputed its liability with respect to such claim, as provided above, the indemnifying party and the indemnified party shall proceed in good faith to negotiate a resolution of such dispute.

                           (4) Payment of Amounts Due. Notwithstanding any other
provision in this Agreement to the contrary, all or part of any claim by an indemnified party to recover Losses under Section 7.1 against the Company may be settled by the Company by the issuance or transfer by an indemnified party of securities of the Company having a fair market value (as agreed to in good faith by the parties involved) equal to the portion of such claim to be so satisfied.

                  7.6 Survival of Representations. The representations and warranties contained in this Agreement, in any Ancillary Agreement (other than the Advertising and Promotion Agreement and the Trademark and Content Agreement, which shall survive in accordance with their terms) and in the closing certificates delivered at the closing pursuant to Sections 6.2 and 6.3 shall survive the Closing and shall terminate at the close of business nine months following the Closing Date.

                  7.7      Limitations.

                           (1) Except with respect to claims based on actual
fraud, from and after the Closing, the rights of the indemnified parties under this Section 7 shall be the sole and exclusive remedies of the indemnified parties and their respective affiliates with respect to claims resulting from or relating to any actual or alleged breach of representation or warranty or failure to perform any covenant contained in this Agreement or otherwise relating to the transactions that are the subject of this Agreement. Without limiting the generality of the foregoing, in no event shall the Company or the Purchaser, their successors or permitted assigns, be entitled to claim or seek rescission of the transactions consummated under this Agreement.

                           (2) IN NO EVENT SHALL ANY INDEMNIFYING PARTY BE
RESPONSIBLE AND LIABLE FOR ANY LOSSES OR OTHER AMOUNTS THAT ARE CONSEQUENTIAL, INCIDENTAL, IN THE NATURE OF LOST PROFITS, DIMINUTION IN VALUE, DAMAGE TO REPUTATION OR THE LIKE, SPECIAL OR PUNITIVE OR OTHERWISE NOT ACTUAL LOSSES.

                           (3) Notwithstanding anything to the contrary set
forth herein, the Company shall not be obligated to provide any indemnification for Losses hereunder to the extent that the cumulative amounts paid by the Company in respect of any such Losses exceeds $150,000,000.

         8.       Termination.

                  8.1 Termination of Agreement. The parties may terminate this Agreement prior to the Closing as provided below:

                           (1) the parties may terminate this Agreement by
mutual written consent;

                           (2) the Purchaser may terminate this Agreement by
giving written notice to the Company if the Closing shall not have occurred on or before the 60th day after the date of this Agreement by reason of the failure of any condition precedent under Sections 6.1 or 6.2 hereof (unless the failure results primarily from a breach by the Purchaser of any representation, warranty or covenant contained in this Agreement); and

                           (3) the Company may terminate this Agreement by
giving written notice to the Purchaser if the Closing shall not have occurred on or before the 60th day after the date of this Agreement by reason of the failure of any condition precedent under Sections 6.1 or 6.3 hereof (unless the failure results primarily from a breach by the Company of any representation, warranty or covenant contained in this Agreement).

                  8.2      Effect of Termination.

                           (1) If any party terminates this Agreement pursuant
to Section 8.1, all obligations of the parties hereunder shall terminate without any liability of any party to the other parties.

         9.       Miscellaneous.

                  9.1 HSR Act Filings. Each of the parties shall promptly file (or cause to be filed) any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act, shall use commercially reasonable efforts to obtain an early termination of the applicable waiting period, and shall make any further filings or information submissions pursuant thereto that may be necessary, proper or advisable; provided, however, that no party shall be required to divest any of their respective businesses or assets, or to take or agree to take any other action or agree to any limitation that would reasonably be expected to have a material adverse effect on such party's business, assets or financial condition.

                  9.2 Confidentiality. The Purchaser agrees that it will keep confidential and will not disclose, divulge or use for any purpose other than to monitor its investment in the Company any confidential, proprietary or secret information which the Purchaser obtained pursuant to the Nondisclosure Agreement, may obtain from the Company pursuant to financial statements and other materials submitted by the Company to the Purchaser pursuant to this Agreement, or pursuant to any rights granted hereunder or under the Ancillary Agreements ("Confidential Information"), unless such Confidential Information
(I) is already known or becomes known to the Purchaser by means of a source other than the Company, which source, to the knowledge of the Purchaser, is not subject to a confidentiality obligation; or (II) is or becomes publicly known through no wrongful act of the Purchaser, including, without limitation, a breach of this Section 9.2; or (III) is rightfully received from a third party without restriction and without breach of this Agreement; or (IV) is independently developed by the Purchaser; or (V) is approved for release by prior written authorization of the Company; or (VI) is disclosed pursuant to a court order or the order of a Government Entity, provided that prior written notice of such disclosure is delivered to the Company and reasonable measures are taken to avoid and/or minimize the extent of such disclosure; provided, however, that the Purchaser may disclose Confidential Information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company, or (ii) as may otherwise be required by law, provided that the Purchaser takes reasonable steps to minimize the extent of any such required disclosure.

                  9.3 Expenses. Each party shall pay its own fees and expenses in connection with the preparation and evaluation of this Agreement and the other agreements contemplated hereby and the closing of the transactions contemplated hereby and thereby.

                  9.4 Brokers. The Company and the Purchaser will indemnify and save each other harmless from and against any and all claims, liabilities or obligations with respect to brokerage or finders' fees or commissions, or consulting fees in connection with the transactions contemplated by this Agreement asserted by any person on the basis of any agreement, statement or representation alleged to have been made by such indemnifying party.

                  9.5 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

                  9.6 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each party shall be entitled to specific performance of the agreements and obligations hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

                  9.7 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof).

                  9.8 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) two business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

         If to the Company, at Medscape, Inc., 134 West 29th Street, New York, NY 10001, Attention: President, or at such other address or addresses as may have been furnished in writing by the Company to the other party, with a copy to Brobeck, Phleger & Harrison LLP, 1633 Broadway, 47th Floor, New York, NY 10019,
Attention: Alexander D. Lynch and Patterson, Belknap, Webb & Tyler LLP, 1133 Avenue of the Americas, New York, NY 10036-6710, Attention: John P. Schmitt, Esq.

         If to the Purchaser, at CBS Corporation, 51 West 52nd Street, New York, NY 10019, Attention: Chief Financial Officer, or at such other address or addresses as may have been furnished in writing by the Purchaser to the other parties, with a copy to CBS Corporation, 51 West 52nd Street, New York, NY 10019, Attention: General Counsel.

         Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

                  9.9 Complete Agreement. This Agreement (including its Exhibits) and the Ancillary Agreements constitute the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

                  9.10 Amendments and Waivers. Except as otherwise expressly set forth in this Agreement, any term of this Agreement may be amended or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of each of the parties to this Agreement. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

                  9.11 Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

                  9.12 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same document. This Agreement may be executed by facsimile signatures.

                  9.13 Section Headings. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.

                  9.14 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign its respective rights or obligations, in whole or in part, under this Agreement without the prior written consent of the other party hereto. Any attempt to assign this Agreement without such consent shall be void and of no effect. Notwithstanding the foregoing, a party hereto may assign this Agreement or any of its rights and obligations hereunder to any entity controlling, controlled by or under common control with such party, or to any entity that acquires such party by purchase of stock or by merger or otherwise, or by obtaining substantially all of such party's assets (a "Permitted Assignee"), provided that (i) no such assignment will relieve the assigning party of its obligations under this Agreement, (ii) with respect to assignments effected by the Company, no such Permitted Assignee (or any division thereof) is a CBS Competitor (as defined in the Advertising and Promotion Agreement) and (iii) such Permitted Assignee shall agree in writing to be bound by the terms and conditions hereof.

                  9.15 Non-Forfeiture. The Company agrees that under no circumstances are the Shares issued to the Purchaser hereunder returnable to the Company or subject to forfeiture. The Company covenants not to seek the return of the Shares in any proceeding between the Purchaser, its successors and assigns and the Company, its successors and assigns.



                         [signatures on following page]

         Executed as of the date first written above.

                                             MEDSCAPE, INC.

                                             By: /s/ Paul T. Sheils
                                                      Name: Paul T. Sheils
                                                      Title: President & CEO


                                             CBS CORPORATION


                                             By: /s/ Frederic Reynolds
                                                      Name: Frederic Reynolds
                                                      Title: Executive Vice
                                                             President












               (signature page to common stock purchase agreement)

                                                                       Exhibit 2

                             STOCKHOLDERS' AGREEMENT

This Stockholders' Agreement (the "Agreement") dated as of August 3, 1999 is entered into by and among CBS Corporation, a Pennsylvania corporation ("CBS") and Medscape, Inc., a Delaware corporation (the "Company").


                                    RECITALS:

1. CBS is purchasing, concurrently herewith, 13,938,368 shares of Common Stock (as defined below), pursuant to the Common Stock Purchase Agreement dated as of July 4, 1999 between CBS and the Company (the "Purchase Agreement") attached on Exhibit A hereto;

2. CBS and the Company have entered into the Ancillary Agreements (as defined in the Purchase Agreement) dated as of even date herewith; and

3. CBS wishes to provide for its continuing representation on the Board of Directors of the Company and certain other matters in the manner set forth below.

In consideration of the mutual covenants contained herein and the consummation of the sale and purchase of the shares of Common Stock, pursuant to the Purchase Agreement, and for other valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.       Certain Definitions.

                  BUSINESS DAY. The term "BUSINESS DAY" means a day that is not a Saturday, Sunday or other day on which banking institutions in the State of New York are authorized or required by law, regulation or executive order to be closed.

                  COMMON STOCK. The term "COMMON STOCK" means the Class A and Class B Common Stock, $0.01 par value per share, of the Company.

                  CONVERTIBLE SECURITIES. The term "CONVERTIBLE SECURITIES" means any securities convertible into or exchangeable for Voting Securities or any options, warrants or other rights exercisable to acquire Voting Securities.

                  INITIAL PERCENTAGE. The term "INITIAL PERCENTAGE" means the lesser of (i) the percentage of then Total Voting Power of the Company represented by the Voting Securities held by CBS upon the closing of the Company's initial public offering (assuming the exercise of all of the issued and outstanding options and/or warrants or rights to subscribe for Common Stock) or (ii) 35%.

                  PERSON. The term "PERSON" means any natural person, legal entity, or other organized group of persons or entities. (All pronouns, whether personal or impersonal, which refer to Person include natural persons or other Persons.)

                  OUTSTANDING CAPITAL STOCK. The term "OUTSTANDING CAPITAL STOCK" means the issued and outstanding Common Stock of the Company (assuming the conversion and exercise of all outstanding options, warrants and convertible securities of the Company and as adjusted for any stock splits, subdivisions, combinations, stock dividends or other recapitalization of the Common Stock) as of (i) January 1 in each calendar year commencing with the year 2000 and (ii) the date of the closing of the Company's initial public offering for the year 1999.

                  TOTAL VOTING POWER. The term "TOTAL VOTING POWER" means, at any time, the total number of votes that may be cast in the election of directors of the Company at any meeting of the holders of Voting Securities held at such time for such purpose.

                  VOTING POWER. The term "VOTING POWER" means, as to any Voting Security at any time, the number of votes such Voting Security is entitled to cast for directors of the Company at any meeting of the holders of Voting Securities held at such time for such purpose.

                  VOTING SECURITIES. The term "VOTING SECURITIES" means the Common Stock and any other securities issued by the Company having the power to vote in the election of directors of the Company, including without limitation any securities having such power only upon the occurrence of a default or any other extraordinary contingency.

2.       Director Nomination Rights.

         2.1 Board Size. The Company shall maintain a Board of Directors of not more than 10 members.

         2.2 Designee. For so long as CBS continues to hold twelve and one-half percent (12.5%) or more of the Company's outstanding Voting Securities, the Company shall provide CBS thirty (30) days' prior written notice of any stockholder solicitation or action relating to the election of directors. After receipt of such initial notice by CBS, CBS may, by written notice sent to the Company within ten (10) days of receipt of such notice, request that the Company nominate, and the Company shall nominate, for election to the Company's Board of Directors (the "Board of Directors"), in connection with such stockholder solicitation or action:

                  a. Three (3) individuals if CBS holds 30% or more of the Company's outstanding Voting Securities; two (2) individuals if CBS holds less than 30% but 20% or more of the Company's outstanding Voting Securities; and one
(1) individual if CBS holds less than 20% but 12.5% or more of the Company's outstanding Voting Securities (collectively, the "CBS Designees"). If CBS holds less than 12.5% of the Company's outstanding Voting Securities, then CBS shall have no right to designate any members of the Board of Directors hereunder. Notwithstanding the foregoing, if CBS holds less than 12.5% of the Company's outstanding Voting Securities and such reduction in the percentage of Voting Securities held by CBS is not caused by the sale of any such stock by CBS, CBS shall continue to have the right to nominate one (1) individual to the Company's Board of Directors. For purposes hereof, the Company's outstanding Voting Securities shall include issued and outstanding Convertible Securities.

                  b. In the event that CBS desires to appoint CBS Designees otherwise than in connection with a stockholder solicitation or action relating to the election of directors, then as soon as practicable upon written notice from CBS, the Company shall take all reasonable measures to appoint the CBS Designees to the Board of Directors in accordance with the terms hereof.

                  c. Upon the closing of transactions contemplated by the Purchase Agreement, the CBS Designees shall consist of Fredric Reynolds, Andrew Heyward and a current member of the Company's Board of Directors to be mutually selected by the Company and CBS.

                  d. Notwithstanding Section 2.1 above, in the event that the size of the Company's Board of Directors is increased to a number greater than ten (10), the number of CBS Designees shall be appropriately adjusted so as to ensure that the number of CBS Designees on the Company's Board of Directors reflects CBS' percentage ownership of the Company's Voting Securities in accordance with Section 2.2(a) above as rounded up or down to the closest whole board seat.

         2.3 Voting of Shares. The Company shall use its best efforts (i) to cause to be voted the shares of Voting Securities for which the Company's management or the Board of Directors holds proxies or is otherwise entitled to vote in favor of the election of the CBS Designees nominated pursuant to this Agreement; and (ii) to cause the Board of Directors to unanimously recommend to its stockholders to vote in favor of the CBS Designees.

         2.4 Vacancies. In the event that any CBS Designee shall cease to serve as a director of the Company for any reason, the vacancy resulting therefrom shall be filled by another person designated by the other CBS Designees, which person shall be reasonably acceptable to the Company.

         2.5 Compensation. The Company shall reimburse each of the CBS Designees for all of his or her reasonable out-of-pocket expenses incurred in attending each meeting of the Board of Directors of the Company or any committee thereof in accordance with the Company's policies governing such matters. Except as otherwise set forth in this Section 2.5, a CBS Designee shall not receive any compensation for serving on the Company's Board of Directors.

         2.6 Termination of Board Rights. Notwithstanding anything to the contrary set forth herein, the terms and provisions of this Section 2 shall terminate and be of no further force and effect upon the acquisition by CBS (or any of its affiliates or its assignees hereunder), directly or indirectly, of an equity interest in excess of 15% in a Competitive Site (as defined in the Trademark and Content Agreement of even date herewith between CBS and the Company).

3.       Participation Rights.

         3.1 New Securities. If from time to time the percentage of the Total Voting Power represented by the Voting Power of all Voting Securities then owned, directly or indirectly, by CBS (the "Applicable Percentage") would be reduced as a result of any issuance of Voting Securities by the Company or could be reduced as a result of any issuance of Convertible Securities by the Company (in either case, whether for cash, property or otherwise and, such securities are referred to herein as "New Securities"), the Company shall so notify CBS in writing as soon as practicable but in no event less than twenty
(20) Business Days prior to the proposed date of any such issuance and shall offer to sell to CBS, and if such offer is accepted in writing by CBS within ten
(10) Business Days after the date of such notice, shall sell to CBS, that portion of the Voting Securities or Convertible Securities to be issued which would result in CBS' Applicable Percentage immediately after such issuance to equal CBS's Applicable Percentage in effect immediately prior to such issuance (assuming, in the case of Convertible Securities, the conversion, exchange or exercise at such time of all Convertible Securities), or any lesser portion of the Voting Securities or Convertible Securities to be issued in such issuance as may be designated by CBS, in either case at a price per share or other trading unit of such Voting Securities or Convertible Securities, as the case may be, equal to the price per share or other trading unit of such Voting Securities or Convertible Securities, as the case may be, to be received by the Company in such issuance (the "Purchase Price"), and otherwise on the same terms as may be applicable to such issuance; provided, however, that CBS shall not be entitled to purchase such Voting Securities or Convertible Securities from the Company pursuant to this Section 3.1 to the extent that such purchase would cause CBS to own, directly or indirectly, Voting Securities representing an aggregate Voting Power in excess of a percentage of the Total Voting Power of the Company equal to the Initial Percentage after giving effect to the proposed issuance. Notwithstanding anything to the contrary set forth herein, the provisions of this Section 3.1 shall not apply to issuances of the Company's capital stock (subject to proportional adjustment to reflect subdivisions, combinations and stock dividends or other recapitalization affecting the number of outstanding shares of the Company's capital stock):

                  a. In any calendar year, up to an aggregate of 7.5% of the Company's Outstanding Capital Stock pursuant to option plans approved by the Board of Directors of the Company, which shall specifically include an aggregate of 1,357,500 shares reserved for issuance for options not yet granted as of the date hereof.

                  b. In any calendar year, up to an aggregate of 7.5% of the Company's Outstanding Capital Stock in follow-on public offerings, the proceeds of which are to be used for general corporate purposes.

                  c. In any calendar year, issuances by the Company of up to 5% per acquisition of the Company's Outstanding Capital Stock in connection with acquisitions approved by the Company's Board of Directors (each, a "DeMinimus Acquisition") provided that in no event shall the Company issue, in the aggregate, more than 10% of the Company's Outstanding Capital Stock in any calendar year in connection with DeMinimus Acquisitions.

                  In addition to the above, if the Company consummates an acquisition other than a DeMinimus Acquisition by issuing Common Stock (or other securities convertible, including warrants and/or options, or exercisable into such Common Stock) for such acquisition and the price for the Company's Common Stock is less than 65% of the highest closing price of the Common Stock in the 52-week period immediately preceding such issuance and the ISDEX index is also less than 65% of the high of such index in the 52-week period immediately preceding such issuance, then the Company shall issue to CBS a warrant in the form attached as Exhibit B to purchase the number of shares of the Company's Common Stock such that CBS' Applicable Percentage (assuming the exercise of such warrant) immediately after the consummation of the acquisition shall equal CBS' Applicable Percentage in effect immediately prior to the consummation of the acquisition. The warrant must be exercised on or before the third anniversary of the acquisition and the exercise price shall be equal to 65% of the 52-week high of the closing price for the Common Stock.

         3.2 Notwithstanding the foregoing provisions, in the event the Company proposes to issue Voting Securities or Convertible Securities for consideration other than cash, then CBS shall be entitled to require the Company to issue the additional Voting Securities or Convertible Securities to CBS at a per share price determined by dividing (i) the fair market value of such non-cash consideration by (ii) the aggregate number of Voting Securities or Convertible Securities being issued.

                  For purposes hereof, the fair market value of securities shall be determined as follows:

                  a. Securities not subject to investment letter or other similar restrictions on free marketability:

                           (1) If traded on a securities exchange or through NASDAQ-NNM, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty-day period ending three
                           (3) days prior to the closing;

                           (2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty-day period ending three (3) days prior to the closing; and

                           (3) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Company and CBS.

                  For purposes hereof, the fair market value of non-cash consideration (other than consideration in the form of securities) shall be the value of such non-cash consideration as reflected on the Company's accounting records in accordance with United States generally acceptable accounting practices.

                  b. The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in a. (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by the Company and CBS.

         3.3 During the sixty (60) day period after the date hereof, the Company shall not, without the prior written consent of a CBS Designee, issue, in the aggregate, options or warrants to purchase more than 300,000 shares of the Company's Common Stock pursuant to option plans approved by the Board of Directors of the Company.

4. No Revocation. The voting agreements contained herein are coupled with an interest and may not be revoked, except by an amendment, modification or termination effected in accordance with Section 7.5 hereof.

5.       Restrictive Legend.

         5.1 All certificates representing shares of Common Stock owned or hereafter acquired by CBS or any transferee of CBS bound by this Agreement shall have affixed thereto a legend substantially in the following form:

                  "The shares represented by this certificate are subject to a Stockholders' Agreement, as amended from time to time, by and among the registered owner of this certificate, the Company and certain other stockholders of the Company, a copy of which is available for inspection at the offices of the Secretary of the Company and by accepting any interest in such shares the person accepting such interest shall be deemed to agree to and shall become bound by all of the provisions of said Stockholders' Agreement."

         5.2 The Company will cause such legend to be removed upon the termination of this Agreement.

6. Transfers of Rights. Any transferee to whom shares of Common Stock are transferred by CBS, whether voluntarily or by operation of law, shall be bound by the terms and conditions of this Agreement, to the same extent as if such transferee were CBS hereunder and CBS shall not transfer any such shares unless the transferee agrees in writing to be bound by the terms and conditions of this Agreement.

7.       General.

         7.1 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

         7.2 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each party shall be entitled to specific performance of the agreements and obligations of the other party hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

         7.3 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof).

         7.4 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) two business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

                  If to CBS, at CBS Corporation, 51 West 52nd Street, New York, NY 10019, Attention: Chief Financial Officer, or at such other address or addresses as may have been furnished to Company in writing by CBS, with a copy to CBS Corporation, 51 West 52nd Street, New York, NY 10019, Attention: General Counsel; or

                  If to the Company, at 134 West 29th Street, New York, NY 10001, Attention: President, or at such other address as may have been furnished in writing by the Company to Purchaser, with a copy to Brobeck, Phleger & Harrison LLP, 1633 Broadway, 47th Floor, New York, NY 10019, Attention:
Alexander D. Lynch and Patterson, Belknap, Webb & Tyler LLP, 1133 Avenue of the Americas, New York, NY 10036-6710, Attention: John P. Schmitt, Esq.

                  Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

         7.5 Complete Agreement; Amendments. This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to such subject matter. No amendment, modification or termination of, or waiver under, any provision of this Agreement shall be valid unless in writing and signed by the parties.

         7.6 Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

         7.7 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document. This Agreement may be executed by facsimile signatures.

         7.8 Section Headings. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties.

         7.9 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign its respective rights or obligations, in whole or in part, under this Agreement without the prior written consent of the other party hereto. Any attempt to assign this Agreement without such consent shall be void and of no effect. Notwithstanding the foregoing, a party hereto may assign this Agreement or any of its rights and obligations hereunder to any entity controlling, controlled by or under common control with such party, or to any entity that acquires such party by purchase of stock or by merger or otherwise, or by obtaining all or substantially all of such party's assets (a "Permitted Assignee"), provided that (i) no such assignment will relieve the assigning party of its obligations under this Agreement, (ii) with respect to assignments effected by the Company, no such Permitted Assignee (or any division thereof) is a CBS Competitor (as defined in the Ancillary Agreements) and (iii) such Permitted Assignee shall agree in writing to be bound by the terms and conditions hereof.

         7.10 Termination. This Agreement shall terminate and be of no further force and effect upon a breach by CBS of Section 6.4 of the Advertising and Promotion Agreement of even date herewith by and between the Company and CBS.

         7.11 Non-forfeiture. The Company agrees that under no circumstances are the shares of Common Stock issued to CBS pursuant to the Purchase Agreement returnable to the Company or subject to forfeiture. The Company covenants not to seek the return of such shares in any proceeding between CBS, its successors and assigns and the Company, its successors and assigns.

                  IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first above written.

                                        CBS CORPORATION


                                        By: /s/ Fredric G. Reynolds
                                            ------------------------------------
                                            Name: Fredric G. Reynolds
                                            Title: Executive Vice President and
                                                   Chief Financial Officer



                                        MEDSCAPE, INC.


                                        By: /s/ Paul T. Sheils
                                            ------------------------------------
                                            Name: Paul T. Sheils
                                            Title: President and Chief Executive
                                                   Officer



                   (signature page to stockholders' agreement)

                                                                       Exhibit 3



                       ADVERTISING AND PROMOTION AGREEMENT


                  AGREEMENT made as of the 3rd day of August, 1999 (the "Effective Date"), by and among CBS Corporation, 51 West 52nd Street, New York, New York 10019 (herein called "CBS") and Medscape, Inc., 134 West 29th Street, New York, New York 10001 (herein called "Medscape"). The term "CBS" shall not include Westwood One, Inc.

1.       GENERAL DEFINITIONS

         1.1 "Affiliate" of the Person concerned shall mean a Person that directly or indirectly (through one or more intermediaries) controls, is controlled by, or is under common control with such Person concerned.

         1.2 "Billboard Ad" shall mean advertising placed on various vehicles or facilities, including, without limitation, advertising space: (i) on traditional billboards or electronic signs of various ranging sizes, and (ii) on or in busses, commuter rails, subways, stations and terminals, transport shelters and telephone kiosks, so long as such advertising space is owned or controlled by CBS.

         1.3 "CBS Competitor" shall mean any Person, other than CBS, who/which is engaged either directly, or indirectly through an Affiliate, in radio or television programming or radio or television program distribution (whether free over-the-air, cable, telephone, local, microwave, direct broadcast satellite, via Internet or otherwise) or billboard advertising in North America. A CBS Competitor shall not include any Person engaged, via an Internet Web Site, in television or radio program transmission or streaming, (the "Internet Concern"), unless such Internet Concern: (i) owns or controls, is owned or controlled by, or is under common control with, a CBS Competitor; or (ii) prominently features, transmits or promotes Content of a CBS Competitor.

         1.4 "Collaboration Agreement" shall mean any one of the following agreements between CBS and Medscape: (a) this Agreement; (b) the Trademark and Content Agreement dated as of the Effective Date (the "Trademark and Content Agreement"); (c) the Stockholders Agreement dated as of the Effective Date; (d) the Common Stock Purchase Agreement dated as of the Effective Date; and (e) the Registration Rights Agreement dated as of the Effective Date.

         1.5 "Common Stock" shall mean the common stock, $.01 par value per share, of Medscape.

         1.6 "Consumer Health Site" shall mean the Internet Web Site owned by Medscape that provides healthcare news and healthcare information for consumers.

         1.7 "Content" shall mean text, graphics, photographs, video, audio and/or other data or information (including, without limitation, any of the foregoing broadcast on television) relating to any subject and/or advertisements.

         1.8 "Contract Year" shall mean the annual period beginning on the Effective Date, and each subsequent annual period during the Term beginning on the anniversary of the Effective Date (as such annual period may be suspended or extended, and those dates postponed, upon mutual agreement of the parties).

         1.10 "Internet" shall mean a global network of interconnected computer networks, each using the Transmission Control Protocol/Internet Protocol and/or such other standard network interconnection protocols as may be adopted from time to time, which is used to transmit Content that is directly of indirectly delivered to a computer or other digital electronic device for display to an end-user, whether such Content is delivered through on-line browsers, off-line browsers, or through "push" technology, electronic mail, broadband distribution, satellite, wireless or otherwise.

         1.11 "Internet Site" or "Web Site" shall mean any site or service delivering Content on or through the Internet, including, without limitation, any on-line service such as America Online and Compuserve.

         1.12 "New Mark" shall mean a word or words designated by the parties for use as a new trademark and as part of a URL for the Consumer Health Site which shall be subject to the mutual agreement of the parties.

         1.13 "New Mark Brand(s)" shall mean collectively, the New Mark, the New Mark URL and any other URL that includes the New Mark and is used for identifying the Consumer Health Site.

         1.14 "New Mark URL" shall mean the New Mark followed by the extension ".com".

         1.15 "Person" shall mean individual, partnership, corporation or organized group of persons, including agencies and other instrumentalities of governments and states.

         1.16 "Professional Health Site" shall mean the Internet Web Site owned by Medscape that provides healthcare news and healthcare information primarily for physicians and allied healthcare professionals that is currently located at the URL www.medscape.com.

         1.17 "Term" shall mean the term specified in Section 3.1 below and any extensions agreed to by the parties hereto.

         1.18 "URL Scroll" shall mean the exhibition of a written representation of a URL in or during (i.e., at any time from the opening frame through end of the closing credits) a television program (the "Television URL Scroll") or in/on an Internet Web Site page (the "Internet URL Scroll"). For avoidance of doubt, the Television URL Scroll and the Internet URL Scroll are hereinafter collectively referred to as the "URL Scroll".


2.       CBS ADVERTISING AND PROMOTION

         2.1 (a) CBS shall arrange for the placement of advertising and promotion in the United States of the Consumer Health Site, the Professional Health Site and Medscape's other products and services in the media category or type set forth in the Advertising and Promotion placement roster set forth on Exhibit A attached hereto, with an aggregate value of $150 million. During the first Contract Year, CBS shall arrange for the placement of advertising in accordance with the advertising plan in Exhibit B attached hereto. CBS will consult with Medscape with respect to the media category and type of placement. CBS and Medscape will cooperate to endeavor to implement the advertising and promotional goals set forth in the annual media plan presented to CBS by Medscape. The media plan for each Contract Year shall be consistent with the media plans of prior Contract Years, except that the advertising dollar amounts for the Contract Year concerned and the allocation of advertisements during the contract year concerned shall be mutually agreed upon by the parties. All advertising and promotional materials shall be subject to the applicable CBS Network Advertising Guidelines and standard CBS preemption policies. CBS shall not have to make any ad placements if the exigencies of time or current or future contractual obligations entered into prior to the time Medscape requests such advertising, prevent or restrict CBS from doing so.

                  (b) The value of all broadcast advertising and promotion provided hereunder shall be based upon the average unit price paid by any unaffiliated third party, excluding barter, for spots (other than political spots) purchased during the specific CBS Television Network, CBS Radio Network, CBS Owned and Operated Television Station, CBS Owned and Operated Radio Station, or CBS Cable broadcast in which the advertising or promotion occurs. The value of banner advertising on CBS Internet sites shall be based upon the average price paid (excluding barter) by unaffiliated third parties for banner advertising of similar size and placement during a similar period. The value of the Billboard Ad concerned shall be based upon the average price paid or payable, excluding barter, for any similar Billboard Ad(s) during the month prior to the month in which such Billboard Ad is delivered. Medscape will be treated as a cash-paying customer in a like manner to other cash customers of similar volume. The following advertisements shall not be offset against the $150 million of advertising hereunder: any on-air mention or URL Scroll by a CBS-affiliated (television or radio) station of the URL for the Consumer Health Site, the New Mark URL or the Identifying URL (as such term is defined in the Trademark and Content Agreement) on Medscape Programming (as such term is defined in the Trademark and Content Agreement) obtained by such CBS-affiliated station from the CBS Newspath feed or equivalent radio feed (other than a broadcast of the CBS Radio Network). (For avoidance of doubt, "CBS-affiliated station" is a television or radio station which is not owned and operated by CBS.)

                  (c) CBS will provide to Medscape calendar quarterly statements, or, if available, monthly statements showing the (i) value attributable to each of the media categories and types with respect to the advertising and promotions purchased by Medscape during the statement period and
(ii) the calculation of the aggregate value of advertising purchased.

         2.2 (a) CBS will maintain accurate books and records which report the expenditure of the advertising and promotional value by Medscape and information from which the calculation can be derived. Medscape may, at its own expense, examine those books and records, as provided in this Section 2.2. Medscape may make such an examination for a particular statement provided pursuant to Section 2.1(c) only once and such examination must occur within three (3) years after the date such statement is sent by CBS to Medscape. (CBS will be deemed conclusively to have sent Medscape the statement concerned at the time prescribed in

Section 2.1(c), unless Medscape notifies CBS otherwise with respect to any statement within thirty (30) days after that designated time.) Medscape may make those examinations only during CBS's usual business hours, and at the address set forth herein for the provision of notices to CBS, unless otherwise notified. Medscape will be required to notify CBS at least ten (10) days before the date of planned examination. If Medscape's examination has not been completed within two (2) months from the time Medscape begins it, CBS may require Medscape to terminate it on seven (7) days notice to Medscape at any time.

                  (b) If any examination of CBS's books and records discloses that:

                           (i) CBS has failed to properly account for advertising and promotions purchased by Medscape hereunder, then CBS will make appropriate adjustment(s) to the cumulative total purchased by Medscape.

                           (ii) CBS has overstated the value of advertising purchased by more than 7.5%, then CBS shall reimburse Medscape for its direct out-of-pocket expenses incurred in identifying such material overstatement.

         2.3      CBS shall have the right:

                  (a) to suspend and/or withdraw placement of all advertising and promotion that includes the MEDSCAPE trademark: (i) pending resolution of any third party claim covering infringement of such third party's rights because of use by Medscape in the United States of the tradename or trademark "Medscape" either alone or in combination with any other mark and/or (ii) during such time as Medscape is enjoined from using the tradename or trademark "Medscape" in the United States on or in connection with the Consumer Health Site and has not renamed the Consumer Health Site. Medscape shall rename the Consumer Health Site within thirty (30) days following the issuance of any injunction or the resolution of any claim which requires Medscape to cease using the tradename or trademark "Medscape" in the United States on or in connection with the Consumer Health Site, it being understood, however, that CBS shall have the sole right and power to approve the substitute tradename and/or trademark to be used. In the event that CBS fails to approve the substitute tradename and/or trademark within the thirty-day period, CBS shall submit a tradename proposal with three
(3) alternate tradenames which appear to be available for Medscape's use on the Consumer Health Site in the United States based on trademark searches conducted by CBS, for Medscape's approval, which approval is to be given within ten (10) days of such submission. For avoidance of doubt, CBS does not and will not make any representation or warranty with respect to the availability of any alternate name provided to Medscape by CBS for use on the Consumer Health Site.
Medscape shall thereafter promptly apply for registration of such trademark.

                  (b) if the New Mark is being used as the principal name or part of the principal name of the Consumer Health Site, to suspend and/or withdraw placement of all the advertising and promotion of the Consumer Health
Site: (i) upon CBS's decision to cease use of the New Mark in connection with any third party claim covering infringement of such third party's rights because of use by Medscape in the United States of the New Mark either alone or in combination with any other mark and/or (ii) during such time as Medscape is enjoined from using the New Mark in the United States on or in connection with the Consumer Health Site and has not renamed the Consumer Health Site. Medscape shall rename the Consumer Health Site

CBS Medscape within ten (10) days following CBS's notice of its decision to cease use of the New Mark, the issuance of any injunction or the resolution of any claim which requires Medscape to cease using the New Mark in the United States on or in connection with the Consumer Health Site. Upon Medscape's renaming the Consumer Health Site, the placement of advertising for the Consumer Health Site shall resume using the new name. Medscape will not seek (i) reimbursement or payment for advertising and promotion time used or (ii) payment of any of Medscape's conversion costs, in the event that CBS suspends and/or withdraws placement of advertising and promotion of the Consumer Health Site hereunder.

         2.4 CBS and Medscape shall mutually agree on (i) procedures to maximize joint selling opportunities between Medscape's and CBS's respective ad sales forces, and (ii) commissions payable with respect to such selling.


3.       TERM

         3.1 The term of this Agreement shall begin as of the date hereof and shall continue in full force and effect for a period of seven (7) consecutive years from the Effective Date unless it is terminated earlier in accordance with the terms and conditions stated herein.

         3.2 The parties shall negotiate exclusively with each other in good faith for a period of twelve (12) consecutive months (the "Negotiation Period") with respect to any extension(s) of the term of this Agreement commencing on the fifth anniversary of the Effective Date (i.e., July 4, 2004).


4.       WARRANTIES, REPRESENTATIONS AND COVENANTS

         4.1      (a)      CBS REPRESENTS AND WARRANTS THAT:

                           (i) it has full power and authority to enter into and fully perform this Agreement; and

                           (ii) this Agreement has been duly authorized and is enforceable in accordance with its terms.

                  (b)      MEDSCAPE REPRESENTS AND WARRANTS THAT:

                           (i) it has full power and authority to enter into and fully perform its obligations under this Agreement; and

                           (ii) this Agreement has been duly authorized and is enforceable in accordance with its terms.

                  (c)      MEDSCAPE COVENANTS THAT:

                           (i) at all times during the Term, it will comply with all applicable federal, state, local and foreign laws; and

                           (ii) at all times during the Term, the Consumer Health Site will be maintained in a professional manner consistent with industry standards.

                           (iii) advertising and promotion material and any portion thereof created by or on behalf of Medscape and furnished by Medscape to CBS and the use thereof shall not violate any law or infringe upon or violate the rights of any Person.


5.       INDEMNIFICATION

         5.1 Each party (the "Indemnifying Party") shall at all times indemnify, hold harmless and defend the other party (collectively, the "Indemnified Party") from and against any loss, cost, liability or expense (including court costs and reasonable attorneys' fees) arising out of or resulting from any breach by the Indemnifying Party of any representation, warranty, covenant or agreement contained herein. In the event of any such claim, the Indemnified Party shall:
(i) promptly notify the Indemnifying Party of the claim; (ii) allow the Indemnifying Party to direct the defense and settlement of such claim with counsel of the Indemnifying Party's choosing; and (iii) provide the Indemnifying Party, at the Indemnifying Party's expense, with information and assistance that is reasonably necessary for the defense and settlement of the claim. The Indemnified Party reserves the right to retain counsel, at the Indemnified Party's sole expense, to participate in the defense of any such claim. The Indemnifying Party shall not settle any such claim or alleged claim without first obtaining the Indemnified Party's prior written consent, which consent shall not be unreasonably withheld, if the terms of such settlement would adversely affect the Indemnified Party's rights under this Agreement or otherwise. If the Indemnifying Party assumes the defense and settlement of the claim as set forth above, then the Indemnifying Party's only obligation is to satisfy the claim, judgment or approved settlement.


6.       REMEDIES

         6.1 CBS shall have the right to terminate this Agreement if (any of the following occurs):

                  (a) (i) Medscape materially breaches any material term or condition of this Agreement and has failed to cure such breach within thirty (30) days following notice of default. The foregoing cure period will not apply to: (i) a term or condition for which a specific cure period is provided, or (ii) a breach incapable of being cured.

                           (ii) Notwithstanding anything to the contrary contained in Section 6.1(a)(i) above, Medscape's material breach of the covenant set forth in Section 4.1(c)(iii) above shall not be cause for termination of this Agreement, if all the following conditions are met:

                                    (A) Medscape has used its reasonable best
                  efforts to satisfy the covenant concerned with respect to the material concerned;

                                    (B) Medscape promptly withdraws or promptly
                  notifies CBS to withdraw any material on which there is a claim by any Person of violation of the law or violation or infringement of such Person's rights;

                                    (C) Medscape pays damages directly sustained
                  by CBS in connection with Medscape's breach of such covenant; and

                                    (D) Medscape indemnifies and holds CBS
                  harmless (in accordance with Section 5 hereof) from any third party claim arising out of a breach or alleged breach of such covenant.

                  (b) Medscape materially breaches any material term or condition of any Collaboration Agreement and has failed to cure such breach: (i) within thirty (30) days following notice of default, except as otherwise set forth in Section 6.1(b)(ii); (ii) under the Trademark and Content Agreement as such breach relates to the CBS Mark(s) (as such term is defined in the Trademark and Content Agreement), within twenty (20) days following notice of default. The foregoing cure period will not apply to breaches incapable of being cured.

                  (c) Medscape: (i) becomes insolvent or unable to pay its debts as they mature or makes an assignment for the benefit of its creditors; (ii) is the subject of a voluntary petition in bankruptcy or any voluntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors, if such petition or proceeding is not dismissed within sixty (60) days of filing; (iii) becomes the subject of any involuntary petition in bankruptcy or any involuntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors, if such petition or proceeding is not dismissed within sixty (60) days of filing; or
(iv) is liquidated or dissolved.

                  (d) Medscape issues to a CBS Competitor in any one transaction or series of related transactions, a number of voting securities of Medscape such that after such issuance or series of issuances, such CBS Competitor beneficially owns or controls, directly or indirectly, nine percent (9%) or more of the outstanding shares of Common Stock (the "threshold"), and has failed to reduce such ownership of Common Stock below the threshold within twenty (20) days following CBS's notice set forth in 6.1 (d) (ii) below.

                           (i) Notwithstanding the foregoing however, the provisions of this subparagraph 6.1(d) shall not apply to a stockholder of Medscape who beneficially owns or controls, directly or indirectly, nine percent (9%) or more of the outstanding shares of Common Stock on the day prior to the date of this Agreement.

                           (ii) The parties hereby agree that Medscape will give CBS confidential written notice of its intent to enter into an agreement for issuance of securities that would result in a stockholder beneficially owning or controlling, directly or indirectly, nine percent (9%) or more of the outstanding shares of Common Stock, together with a description of the party with whom Medscape intends to effect such a transaction, for the purpose of ascertaining CBS's opinion whether, as of the date of the notice, such party is a CBS Competitor. CBS shall have five (5) days from the receipt of such notice to respond to Medscape. CBS's opinion shall be based solely on the information provided to CBS in the notice and CBS shall have no independent duty whatsoever to investigate or inquire further. If CBS confirms that the party is not a CBS Competitor, CBS shall be deemed to have waived any right of CBS pursuant to this Article 6 in respect of such party and transaction, unless there were material misstatements or omissions in the disclosures made by Medscape to CBS in connection with the transaction..

                  (e) The Consumer Health Site ceases to operate:

                           (i) due to circumstances beyond Medscape's control:

                                    (A) for a period of twenty (20) consecutive
                           days, or

                                    (B) more than two (2) consecutive hours per
                           week over a sixty (60) day period.

                           (ii) due to any circumstances other than as described in Section 6.1(e)(i) above:

                                    (A) for a period of ten (10) consecutive
                           days; or

                                    (B) more than two (2) consecutive hours per
                           week over a sixty (60) day period.

                  (f) For purposes of this Section 6.1: (i) the term "beneficial ownership" shall have the meaning set forth in Section 13(d) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         6.2      Medscape shall have the right to terminate this Agreement if:

                  (a) CBS breaches any material term or condition of this Agreement and has failed to cure such breach within thirty (30) days following notice of default. The foregoing cure period will not apply to: (i) a term or condition for which a specific cure period is provided, or (ii) a breach incapable of being cured.

                  (b) CBS breaches any material term or condition of any Collaboration Agreement and has failed to cure such breach within twenty (20) days following notice of default. The foregoing cure period will not apply to breaches incapable of being cured.

         6.3 Each party may exercise its right to terminate pursuant to this
Section 6 by sending the other party hereto appropriate notice.

         6.4      In the event of termination of this Agreement:

                  (a) pursuant to Section 6.1, all rights and obligations of the parties hereto shall terminate except those set forth in Section 5 (Indemnification), Section 7 (Confidentiality), Section 8.1 (Permitted Assignments), Section 8.2 (Jurisdiction). Section 8.5 (Notice) and Section 8.8 (Governing Law);

                   (b) (i) pursuant to Section 6.2 and subject to the provisions of Section 6.5(a) below, Medscape's obligations and CBS's rights and obligations shall terminate, except that CBS's obligation to provide advertising and promotion in accordance with Section 2 and such other related provisions shall continue, unless Section 6.4(b)(ii) below applies. (Notwithstanding the foregoing, the rights and obligations of the parties with respect to the following Sections shall not terminate: Section 5 (Indemnification), Section 7 (Confidentiality), Section 8.1 (Permitted Assignments), Section 8.2 (Jurisdiction), Section 8.5 (Notice) and
         Section 8.8 (Governing Law)).

                           (ii) CBS's obligation to provide advertising and promotion to Medscape shall cease if:

                                    (A) CBS elects to pay Medscape the cash
                  equivalent of the difference, if any, between (x) One Hundred and Fifty Million Dollars ($150,000,000) and (y) the amount of promotional value provided to Medscape during the Term (the "Shortfall"), subject to Section 6.4(b)(ii)(B) below.

                                    (B) provided CBS has not elected to pay
                  Medscape the Shortfall, then Medscape shall have the option, exercisable on any anniversary of the Effective Date, to require CBS to pay Medscape the applicable Shortfall, in lieu of CBS's performing its advertising and promotion obligations, if Medscape can show that CBS is unable to reasonably carry out its obligation to provide advertising and promotion. CBS will be deemed unable to carry out its obligation to provide advertising and promotion if, at any time after termination of this Agreement, CBS and Medscape fail to reach agreement on a media plan for the Contract Year concerned (i.e., the period which, but for termination, would have been the Contract Year concerned) after good faith efforts by the parties to do so
                  (I) consistent with media plans executed or applicable in prior Contract Years or (II) with respect to the first Contract Year, consistent with the media plan agreed on or executed by the parties and attached hereto as Exhibit B.

                                    (C) CBS shall pay the Shortfall as follows.

                                            (I) within thirty (30) days after
                           the end of each Contract Year remaining for (what would have been) the balance of the Term, CBS shall pay Medscape a cash payment, calculated on a pro-rata basis for (what would have been) the balance of the Term, equal to the difference between (x) the promotional value which CBS would be, but for the termination of this Agreement, obligated to provide to Medscape pursuant to this Agreement for such Contract Year; and (y) the amount of promotional value actually provided to Medscape during such Contract Year, if any; or

                                            (II) CBS may elect, at any time, to
                           pay the entire Shortfall amount to Medscape in a lump-sum cash payment equal to the net present value of the Shortfall, as follows:

                                                     (x) any Shortfall paid (at
                                    any time) during the first three years of
                                    the Term shall be calculated at the lower of
                                    (1)

                                    CBS's short-term debt financing rate or (2)
                                    CBS's average debt financing rate, during the prior twelve-month period;

                                                     (y) any Shortfall paid at
                                    any time after expiration of the third
                                    Contract Year shall be calculated at CBS's average debt financing rate during the prior twelve-month period.

                                            (III) All payments made pursuant to
                           this Section 6.4(b)(ii) shall be made in immediately available, non-refundable funds wired to Medscape's account in accordance with instructions to be provided in writing by Medscape.

         6.5 (a) In the event of a material breach by CBS of this Agreement (which gives rise to Medscape's right to terminate this Agreement), Medscape's sole and exclusive remedy for such breach shall be the following: (i) termination under Section 6.2; (ii) acceptance of CBS' payment, or promotion and advertising, as applicable under Section 6.4; and (iii) termination of the Trademark and Content Agreement and acceptance of payment of the sum of $10,000,000 from CBS to Medscape, as liquidated damages and not as a penalty, for loss by Medscape of the license under the Trademark and Content Agreement, which shall be Medscape's sole and exclusive remedy under the Trademark and Content Agreement. None of the foregoing remedies in this Section 6.5(a) may be exercised by Medscape unless all are exercised by Medscape.

                  (b) Except as otherwise specified in Section 6.1(a)(ii) above, in the event of a material breach by Medscape of this Agreement (which gives rise to CBS's right to terminate this Agreement), CBS' sole and exclusive remedy for such breach shall be: (i) termination of this Agreement under Section 6.1; and (ii) to the extent that CBS so elects, termination of any Collaboration Agreement.

         6.6 As between CBS and Medscape, Medscape agrees that under no circumstances are the shares issued by CBS, under the Common Stock Purchase Agreement, returnable to Medscape or subject to forfeiture. Medscape covenants not to seek the return of the shares in any proceeding, between CBS, its successors and assigns and Medscape, its successors and assigns.

         6.7 Except with respect to third party claims for which each partly shall fully indemnify the other in accordance with the procedures set forth in paragraph 5.1 above, neither party shall be liable to the other party for any indirect, incidental, special, consequential, "business interruption" or any loss of profits hereunder.


7.       CONFIDENTIALITY

         7.1 Medscape and CBS agree and acknowledge that they may be required to disclose to each other certain confidential information, including but not limited to information concerning the other party's online services and web sites, technology, software, tools, business, or plans for the future in connection with any of the foregoing, information concerning customers, suppliers, personnel and other business relationships, sales and marketing plans, financial information and other confidential information, all of which shall be deemed

"Confidential Information" for the purposes of this Section if, with respect to such information disclosed in tangible form, it is marked "Confidential" or its equivalent, and if disclosed orally or visually, it is identified as confidential at the time of disclosure.

         7.2 For a period of three (3) years from the date of receipt of any Confidential Information hereunder, or in perpetuity with respect to source code or related documentation, the receiving party agrees to protect the confidentiality of the disclosing party's Confidential Information with at least the same degree of care that it utilizes with respect to its own similar proprietary information, but in no event less than a reasonable standard of care, including without limitation agreeing:

                  (a) Not to disclose or otherwise permit any other person or entity access to, in any manner, the Confidential Information, or any part thereof in any form whatsoever, except that such disclosure or access shall be permitted to (i) an employee or consultant of the receiving party requiring access to the Confidential Information in the course of his or her employment or consulting services in connection with this Agreement and who has agreed in writing to maintain the confidentiality of the confidential information of third parties in the receiving party's possession; or (ii) a director, legal advisor, or financial advisor of the recipient party hereunder, provided that such parties are bound to maintain the confidentiality of such information and provided further that they are permitted to use such Confidential Information only for the purposes of carrying out their fiduciary or other advisory responsibilities on behalf of the party hereto from which it received such Confidential Information; and

                  (b) Not to use the Confidential Information for any purpose other than to carry out the purposes of this Agreement.

         7.3 Nothing in this Section 7 shall restrict the receiving party with respect to information or data, whether or not identical or similar to that contained in the Confidential Information, if such information or data: (i) was rightfully possessed by the receiving party before it was received from the disclosing party; (ii) is independently developed by the receiving party without reference to the disclosing party's information or data; (iii) is subsequently furnished to the receiving party by a third party not under any obligation of confidentiality with respect to such information nor data, and without restrictions on use or disclosure; or (iv) is or becomes public or available to the general public otherwise than through any act or default of the receiving party.


8.       GENERAL

         8.1 This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign its respective rights and obligations, in whole or in part, under this Agreement without prior written consent of the other party hereto. Any attempt to assign this Agreement without such consent shall be void and of no effect ab initio. Notwithstanding the foregoing, a party hereto may assign this Agreement or any of its rights and obligations hereunder to any entity controlling, controlled by or under common control with, such party, or to any entity that acquires such party by purchase of stock or by merger or otherwise, or by obtaining substantially all of such party's assets (the "Permitted Assignee"), provided that (i) no such assignment shall relieve the assigning party of any of its obligations under this Agreement; (ii) with respect to any assignments effected by Medscape, no such Assignee (or any division thereof) is a CBS Competitor and
(iii) such Permitted Assignee shall agree in writing to be bound by the terms and conditions hereof.

         8.2 Each party hereto irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County; and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby or thereby. Each party hereto shall commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Service of any process, summons, notice or document by U.S. registered mail to a party's address set forth below shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 8.2. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Supreme Court of the State of New York, New York County; or
(ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in any inconvenient forum.

         8.3 If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances, and such provision will be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect.

         8.4 All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows:

                  (a)      if to Medscape,

                           Medscape, Inc.
                           134 West 29th Street
                           New York, N.Y.  10001
                           Fax:  (212) 760-3140
                           Attention:  Chief Executive Officer
                           with a copy to:

                           Brobeck, Phleger & Harrison, LLP
                           1633 Broadway
                           New York, N.Y.  10019
                           Fax:  (212) 586-7878
                           Attention:  Alexander D. Lynch, Esq.

                           and:

                           Patterson, Belknap, Webb & Tyler LLP
                           1133 Avenue of the Americas
                           New York, New York 10036
                           Fax:   (212) 336-2222
                           Attention:  John P. Schmitt

                  (b)      if to CBS Corporation,

                           CBS Corporation
                           51 West 52nd Street
                           New York, New York 10019
                           Fax:  (212) 975-9191
                           Attention:  Chief Financial Officer

                           with a copy to:

                           CBS Corporation
                           51 West 52nd Street
                           New York, New York 10019
                           Fax:  (212) 597-4031
                           Attention:  General Counsel

         8.5 The parties to this Agreement are independent contractors. There is no relationship of partnership, joint venture, employment, franchise, or agency between the parties. No party shall have the power to bind any other party or incur obligations on any other party's behalf without such other party's prior written consent.

         8.6 The waiver by any party of a breach or default of any provision of this Agreement by any other party shall not be construed as a waiver of any succeeding breach of the same or any other provision, nor shall any delay or omission on the part of any party to exercise or avail itself of any right, power or privilege that it has, or may have hereunder, operate as a waiver of any right, power or privilege by such party.

         8.7 This Agreement, including any agreement incorporated herein by reference, and any Exhibits hereto or thereto, contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. No party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein.

         8.8 This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

         8.9 This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

         8.10 This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each party and delivered to each other party.

         8.11 This Agreement may not be amended except by an instrument in writing signed on behalf of each party hereto. By an instrument in writing CBS or Medscape, as the case may be, may waive compliance by the other party with any term or provision of this Agreement that CBS or Medscape, as the case may be, was or is obligated to comply with or perform.

         8.12 The headings contained in this Agreement hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section of, or an Exhibit to, this Agreement unless otherwise indicated.

                  IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

                                       CBS CORPORATION


                                       By: /s/ Fredric G. Reynolds
                                           --------------------------------
                                       Name: Fredric G. Reynolds

                                       Title: Executive Vice President
                                              and Chief Financial Officer

                                       MEDSCAPE, INC.


                                       By: /s/ Paul T. Sheils
                                           --------------------------------
                                       Name: Paul T. Sheils

                                       Title: President and Chief Executive
                                              Officer

                                    EXHIBIT A
             Attached to and forming a part of the Agreement made as
                  of July 4, 1999 by and among CBS Corporation
                               and Medscape, Inc.
          -------------------------------------------------------------



PLACEMENT POSSIBILITIES:

1.       CBS Television Network programming

2. CBS Owned and Operated (a) Television and (b) Radio Stations programming

3.       CBS outdoor billboards

4.       CBS Internet Sites

5.       CBS Cable

6.       Other placements that become available after the Effective Date.

AVAILABLE PLACEMENT TYPES:

--       30 second units, where available

--       15 second units, where available

--       10 second units, where available

--       URL Scrolls Both (5 seconds)

--       On-air mention (15 or 30 seconds, which are priced differently)

-- Banner ads, buttons and sponsorships (measured on a daily, weekly or monthly basis or as is otherwise appropriate)

--       Credit rolls/sign-offs (5 seconds)

--       Billboard Ads

--       Other placements that become available after the Effective Date.

                                    EXHIBIT B


             Attached to and forming a part of the Agreement made as
                  of July 4, 1999 by and among CBS Corporation
                               and Medscape, Inc.
          -------------------------------------------------------------


                                (Section 2.1(a))


CBS shall use commercially reasonable efforts to place $20 million of advertising for Medscape during the first Contract Year. To the extent of any shortfalls, such shortfalls will be placed by CBS during the following Contract Year. CBS will make all commercially reasonable efforts to avoid a material shortfall.

         CBS shall use commercially reasonable efforts to allocate the media placement to allow for approximately sixty percent (60%) of the placements to appear on network television; and the parties will mutually agree upon the balance of the allocation. There may also be variances in the relative allocations of up to ten percent (10%) for each category. All placements shall be subject to the following:

         1. The final decision on timing and placement will be at the sole discretion of CBS;

         2. CBS shall not be obligated to place any advertising on Westwood One, Inc. media properties;

         3. CBS shall not be obligated to place any advertising on the CBS Radio Network, unless CBS either owns or controls the CBS Radio Network.

         4. In the event CBS divests itself of any of its media property segments, CBS will use its commercially reasonable efforts to have the acquirer of the media property segment concerned honor the advertising placements or CBS will provide other placements on other CBS media property segments of similar value.

         5. In the event CBS acquires new media property segments, CBS will use its commercially reasonable efforts to have Medscape's advertising placements extend to such new segments.

         6. Except as set forth in Section 2.1 (b), all branding references to the Consumer Health Site or mark during any CBS News program, whether or not reference is made to the Consumer Health Site URL, will count as advertising/promotion time, consistent with CBS's treatment of its other Web Site transactions.

         7. In the event of any disputes, respecting the placement, allocation or application of advertising under this Media Plan, the parties' senior executives will first meet and work in good faith to resolve such dispute, and if such dispute is not resolved submit such dispute to a non-binding Alternative Dispute Resolution ("ADR") proceeding, with a nationally recognized ADR group such as JAMS.

                                                                       Exhibit 4



                         TRADEMARK AND CONTENT AGREEMENT


                AGREEMENT made as of the 3rd day of August, 1999 (the "Effective Date"), by and between CBS Corporation, 51 West 52nd Street, New York, New York 10019 (herein called "CBS"), CBS Worldwide Inc., 51 West 52nd Street, New York, New York 10019 (herein called "CBS Worldwide") and Medscape, Inc., 134 West 29th Street, New York, New York 10001, (herein called "Medscape"). The term "CBS" shall not include Westwood One, Inc. To the extent that CBS Worldwide is the owner of any of the CBS Health Content (as defined below), CBS Worldwide grants the same licenses as CBS set forth herein in favor of Medscape and for every provision of this Agreement that relates to such CBS Health Content the references to CBS shall be read as CBS and CBS Worldwide.


1.      DEFINITIONS

        1.1 "Above the Fold" means that portion of any web page that is designed to be visible by Internet Web Site users upon first accessing such page, without requiring users with standard configurations to scroll vertically or horizontally on the page.

        1.2 "Affiliate" of the Person concerned, means a Person that directly or indirectly (through one or more intermediaries) controls, is controlled by, or is under common control with such Person concerned.

        1.3 "CBS Competitor" means any Person, other than CBS, who/which is engaged either directly, or indirectly through an Affiliate, in radio or television programming or radio or television program distribution (whether free over-the-air, cable, telephone, local, microwave, direct broadcast satellite, via Internet or otherwise) or billboard advertising in North America. A CBS Competitor shall not include any Person engaged, via an Internet Web Site, in television or radio program transmission or streaming (the "Internet Concern"), unless such Internet Concern: (i) owns or controls, is owned or controlled by, or is under common control with, a CBS Competitor; or (ii) prominently features, transmits or promotes Content of a CBS Competitor.

        1.4 "CBS Health Content Pages" means pages of the Consumer Health Site that include any CBS Health Content.

        1.5 "CBS License Guidelines and Restrictions" or "CBS License Guidelines" means the clearance, form, format and use restrictions and procedures set forth in Exhibit "A" attached hereto which Medscape shall adhere to in its use of CBS Health Content, CBS Marks, Consumer Health Site Content on the Consumer Health Site and on any other Internet Site linked from the Consumer Health Site.

        1.6 "CBS Health Content" means any Content (excluding, for avoidance of doubt, television/radio program outtakes) related to health, healthcare, medicine or scientific issues in the life sciences and contained in CBS News's regularly scheduled hard news broadcasts, scheduled special events coverage and unscheduled live breaking news coverage which CBS has the right to license for use on the Internet, including archival Content.

        1.7 "CBS Marks" means the following CBS registered trademarks, as shown in Exhibit B attached hereto: CBS(R) and the CBS "Eye" design.

        1.8 "CBS Programming Properties" means the CBS Television Network, CBS Radio Network (to the extent such Radio Network is owned or controlled by CBS), CBS News Division, the Internet Web Site CBS.com and other television, radio, cable and Internet Web Sites wholly-owned or controlled by CBS during the Term of this Agreement.

        1.9 "Collaboration Agreement" means any one of the following agreements between CBS and Medscape: (a) this Agreement; (b) the Advertising and Promotion Agreement dated as of the Effective Date (the "Ad and Promotion Agreement"); (c) the Stockholders Agreement dated as of the Effective Date; (d) the Common Stock Purchase Agreement dated as of the Effective Date; and (e) the Registration Rights Agreement dated as of the Effective Date.

        1.10 "Common Stock" means the common stock, $.01 par value per share, of Medscape.

        1.11 "Consumer Health Site" means the Internet Web Site owned by Medscape that provides healthcare news and healthcare information for consumers.

        1.12 "Content" means text, graphics, photographs, video, audio and/or other data or information (including, without limitation, any of the foregoing broadcast on television) relating to any subject, and/or advertisements.

        1.13 "Date and Time Network Guidelines" means the guidelines issued by CBS which restrict any advertisement from disclosing the date and time of the program or event advertised.

        1.14 "Intellectual Property Rights" means all inventions, discoveries, trademarks, patents, trade names, copyrights, jingles, know-how, intellectual property, software, shop rights, licenses, developments, research data, designs, technology, trade secrets, test procedures, processes, route lists, computer programs, computer discs, computer tapes, literature, reports and other confidential information, intellectual and similar intangible property rights, whether or not patentable or copyrightable (or otherwise subject to legally enforceable restrictions or protections against unauthorized third party usage), and any and all applications for, registrations of and extensions, divisions, renewals and reissuance of, any of the foregoing, and rights therein, including without limitation (a) rights under any royalty or licensing agreements, and (b) programming and programming rights, whether on film, tape or any other medium.

        1.15 "Internet" means a global network of interconnected computer networks, each using the Transmission Control Protocol/Internet Protocol and/or such other standard network interconnection protocols as may be adopted from time to time, which is used to transmit Content that is directly or indirectly delivered to a computer or other digital electronic device for display to an end-user, whether such Content is delivered through on-line browsers, off-line browsers, or through "push" technology, electronic mail, broadband distribution, satellite, wireless or otherwise.

        1.16 "Internet Site" or "Web Site" means any site or service delivering Content on or through the Internet, including, without limitation, any on-line service such as America Online and Compuserve.

        1.17 "Medscape Content" means any Content owned or controlled by Medscape other than CBS Property (as defined in subparagraph 5.1).

        1.18 "New Mark" means a word or words designated by the parties hereto for use as a new trademark and as part of a URL for the Consumer Health Site which shall be subject to the mutual agreement of the parties.

        1.19 "New Mark Brand(s)" means collectively, the New Mark, the New Mark URL (defined below) and any other URL that includes the New Mark and is used for identifying the Consumer Health Site.

        1.20 "New Mark URL" means the New Mark followed by the extension ".com"

        1.21 "Person" means any natural person, legal entity, or other organized group of persons or entities. (All pronouns whether personal or impersonal, which refer to Persons include natural persons and other Persons.)

        1.22 "Professional Health Site" means an Internet Web Site owned by Medscape that provides healthcare news and healthcare information primarily for physicians and allied healthcare professionals that is currently located at the URL www.medscape.com.

        1.23 "Term" means the term specified in paragraph 3.1 below and any extensions agreed to by the parties hereto.

        1.24 "URL Scroll" means the exhibition of a written representation of a URL in or during (i.e., at any time from the opening frame through end of the closing credits) a television program (the "Television URL Scroll") or in/on an Internet Web Site page (the "Internet URL Scroll"). For avoidance of doubt, the Television URL Scroll and the Internet URL Scroll are hereinafter collectively referred to as the "URL Scroll".


2.      SCOPE

        2.1 CBS grants to Medscape, during the Term of this Agreement and subject to the terms and conditions contained herein, the non-exclusive right and license:

                (a) to use, copy, publicly display, publicly perform, transmit, distribute or otherwise make available on or through the Consumer Health Site, the CBS Health Content, to the extent CBS has the right to so license such Content. CBS agrees that users of the Consumer Health Site may view, access, retrieve, copy and print only for noncommercial private use any CBS Health Content distributed hereunder on the Consumer Health Site. In that connection:
Medscape's obligations will be limited to: (i) presenting all video CBS Health Content in a mutually agreed-on format which may include a format designed to prevent redistribution; and (ii) including a notice to users of the Consumer Health Site that they may view, access, retrieve, etc. the Web Site Content only for noncommercial private use.

                (b) to use the CBS Marks together with the MEDSCAPE mark or, if the parties mutually agree, the New Mark (or such other mark mutually agreed to by the parties hereto), in connection with Medscape's operation of the Consumer Health Site, but only to the extent that CBS has the right to use the CBS Marks or New Mark, as applicable. If the parties agree to use the New Mark as the name of the Consumer Health Site, then CBS shall use commercially reasonable efforts to acquire rights in the New Mark URL. If the parties are unable to use the New Mark in combination with the CBS Mark to brand the Consumer Health Site, then the brand for the Consumer Health Site shall remain "CBS Medscape".

Nothing in this Agreement grants Medscape ownership or other rights in or to the CBS Health Content or the CBS Marks, except in accordance and to the extent of this license.

        2.2 Medscape's exercise of the rights granted herein shall conform to the restrictions or requirements set forth in the CBS License Guidelines (attached hereto as Exhibit "A"), as such License Guidelines may be amended or revised by from time to time by CBS, to reflect any changes in the business, practice, procedures or policies of CBS or Medscape. CBS will endeavor to notify Medscape of relevant changes to the CBS License Guidelines. For avoidance of doubt, the CBS License Guidelines shall be no more restrictive than the standards and practices applicable to the CBS Television Network.

        2.3 (a) Medscape shall have access to all CBS Health Content, and, subject to the conditions stated in the next sentence, CBS shall deliver, at times reasonably requested by Medscape, CBS Health Content in a mutually agreed form and format. Notwithstanding anything to the contrary contained in this paragraph (e.g., CBS's prior agreement on the CBS Health Content concerned), CBS shall have the right to refuse to deliver to Medscape any CBS Health Content if, in CBS's sole discretion, the CBS Health Content or the use contemplated, conflicts with, interferes with or is detrimental to CBS's interests, reputation or business or might subject CBS to unfavorable regulatory action, violate any law, infringe the rights of any person, or subject CBS to liability for any reason.

            (b) Medscape shall be responsible for and shall reimburse CBS for all actual costs and expenses, above and beyond those expenses normally incurred by CBS in the ordinary course of business, which are incurred by CBS in preparing and/or delivering the CBS Health Content in the desired form and format. Any amounts to be paid under this subparagraph 2.3(b) shall be due and payable within 30 days of receipt of an invoice relating to such amounts. Those amounts will also be recoupable from all monies becoming payable to Medscape under this or any other

Agreement or otherwise to the extent to which they have not actually been paid or reimbursed as provided for in the preceding sentence.

        2.4 During the Term of this Agreement, any Content displayed on the Consumer Health Site shall be subject to any restrictions or requirements set forth in the CBS License Guidelines. CBS shall have the right to demand the withdrawal from the Consumer Health Site of any CBS Health Content which in CBS's sole opinion conflicts with, interferes with or is detrimental to CBS's interests, reputation or business or which might subject CBS to unfavorable regulatory action, violate any law, infringe the rights of any Person, or subject CBS to liability for any reason. Upon notice from CBS to withdraw the CBS Health Content concerned, Medscape shall cease using any such CBS Health Content on the CBS Consumer Health Site as soon as commercially and technically feasible, but in any event within forty-eight (48) hours after CBS's notice, unless such withdrawal is required sooner by law. For purposes of this paragraph
2.4 (and in addition to the terms and conditions set forth in paragraph 9.5 below), notice shall be deemed given when sent by confirmed facsimile transmission to the fax number set forth in paragraph 9.5 below.

        2.5 (a) During the Term of this Agreement, Medscape shall, in all instances, consult with CBS regarding (visual and editorial) presentation of the CBS Health Content on the Consumer Health Site. In no event shall Medscape distort or misrepresent any material contained in the CBS Health Content. No CBS Health Content shall be used/displayed out of context. Medscape shall have the right to edit and revise the CBS Health Content subject to CBS's prior approval in each instance.

            (b) Medscape shall be solely responsible for the engineering, production, maintenance and monitoring of all CBS Health Content which Medscape makes available on the Consumer Health Site.

            (c) Subject to any restrictions or requirements in the CBS License Guidelines, Medscape shall have the right, but not the obligation, to correct any errors, omissions and/or inaccuracies in the transmission or transcription of the CBS Health Content identified by Medscape or reported to Medscape by Consumer Health Site users.

        2.6 Except as otherwise specified in this Agreement, during the Term of this Agreement, Medscape shall not, without CBS's prior written approval, advertise, promote or market in any media now known or hereafter developed, including the Internet, any CBS Competitor, except that Medscape may promote any CBS Competitor: (i) on the Consumer Health Site on an occasional basis; or (ii) on/in any of its venues other than the Consumer Health Site, to the extent that CBS would permit such advertising, promotion or marketing on the CBS Television Network, pursuant to its Date & Time Network Guidelines. Solely for purposes of this paragraph, "CBS Competitor" shall mean any Person who/which is engaged in North America in: (A) cable television programming or program distribution that is competitive with the TNN or CMT cable service; or (B) radio or over-the-air television programming, broadcasting or distribution.

        2.7     If the New Mark is used for the Consumer Health Site:

            (a) Use of the name "CBS" in combination with the New Mark (i.e. "CBS New Mark") to brand the Consumer Health Site shall be accompanied by the phrase "powered by Medscape" or "part of the Medscape Network" (or a similar phrase which reflects an association with Medscape.com, as determined by Medscape). The Medscape brand will be prominently displayed throughout the Consumer Health Site to reinforce the association with the Professional Health Site.

            (b) CBS News shall brand substantially all of the CBS News (i.e., television and radio) healthcare segments broadcast on the CBS Television Network and the CBS Radio Network, to the extent that CBS owns or controls the CBS Radio Network (the "CBS News Health Programming") as "CBS New Mark", and will endeavor to include an on-air mention of, or Television URL Scrolls featuring the URL which combines the CBS Mark and the New Mark and identifies the Consumer Health Site (e.g., cbsnewmark.com).

            (c) Following the expiration of the Term of this Agreement:

                (i) For the twelve (12) month period following expiration, (the "Transition Period") Internet users inputting the URL which identified the Consumer Health Site during the Term (and provided such URL includes the New Mark) (the "Identifying URL") will be routed (by Medscape) to the Consumer Health Site. Except as set forth in the preceding clause, neither party shall have the right to use or promote the New Mark URL or any Identifying URL. (For avoidance of doubt, nothing contained in this paragraph will prevent CBS from using the New Mark to brand its news segments.)

                (ii) Upon expiration of the Transition Period: (A) CBS shall have the right to use the Identifying URL (e.g., the New Mark URL preceded by "CBS") or a variation thereof for CBS's designated purpose; and (B) Internet users who input the New Mark URL will be automatically forwarded (by Medscape) to a screen (the "Splash Screen") that notifies the viewer that: (I) CBS and Medscape are no longer offering health information on a single Web Site; and (II) consumer health information is available on a Medscape-identified Internet Web Site and a CBS-identified Internet Web Site. For a period of ninety (90) days following expiration of the Transition Period, Medscape may include in its notice the following phrase: "the Web Site formerly known as [insert the Identifying URL]." The parties shall mutually agree upon the copy, look and feel of the Splash Screen.

            (d) Upon termination of this Agreement solely by reason of a material breach by either party of one of the Collaboration Agreements:

                (i) The non-breaching party shall have the exclusive right to use the New Mark Brand(s) (excluding, for avoidance of doubt, the CBS Mark(s)) and the breaching party shall assign to the non-breaching party any right it has in such Brand(s).

                (ii) If CBS is the breaching party:

                    (A) CBS shall cease using or promoting the New Mark Brand(s)
            and the Identifying URL; and

                    (B) Internet users inputting the Identifying URL shall be
            routed (by Medscape) to the Consumer Health Site, which shall be renamed with a name of Medscape's choice (which name shall not include any CBS Mark(s));

            (iii)   If Medscape is the breaching party:

                    (A) Medscape shall cease using or promoting the New Mark
            URL; and

                    (B) Internet users inputting the Identifying URL shall be
            routed (by Medscape) to a CBS Web Site (identified by CBS).

        2.8 If CBSMedscape.com (or a variation thereof) is the URL for the Consumer Health Site (the "CBS/Medscape URL") at the time of expiration or termination of this Agreement, then for a period of twelve (12) months following expiration of this Agreement, Internet users who input the CBS/Medscape URL will be automatically forwarded (by Medscape) to a Splash Screen that notifies the viewer that: (a) CBS and Medscape are no longer offering consumer health information on a single Web Site; and (b) consumer health information is available on a Medscape-identified Internet Web Site and a CBS-identified Internet Web Site.

        2.9 (a) (i) Medscape, in close cooperation with CBS News, will produce and provide on a mutually agreeable basis, timely, creative and compelling health-related news and feature ideas and programming to the CBS Programming Properties (the "Medscape Programming"). CBS and Medscape will work together to develop the Medscape Programming and mutually agree on the allocation of resources for this Programming. The parties will mutually agree to the scope and frequency of the Medscape Programming. Medscape Programming will conform in all respects to the CBS News Standards as they may be amended from time to time.

                (ii) CBS and Medscape jointly shall own all copyrights and rights of copyrights throughout the world in and to the Medscape Programming or any portion thereof, subject to the next two sentences. Medscape hereby grants to CBS the exclusive worldwide perpetual right to: (A) archive the Medscape Programming and (B) to distribute and to authorize the distribution of Medscape Programming in all media, including over-the-air, cable and DBS television; provided that CBS has broadcast or exhibited the Medscape Programming within a reasonable time after Medscape makes such Programming available to CBS. In the event that CBS rejects the Medscape Programming or does not broadcast or exhibit the Medscape Programming to the public within a reasonable period of time after Medscape has made such Programming available to CBS, then, at the end of such reasonable period, Medscape shall own all copyrights and rights of copyrights therein, provided that the cost of producing and providing such Programming was borne solely by Medscape.

            (b) Where appropriate, Medscape will create special online reports and features ("Special Online Reports") on the Consumer Health Site that complement the CBS News Health

Programming and the Medscape Programming, by providing expanded online coverage of the story, links to related articles, expanded online video and audio clips, and subject-specific interactive features. CBS will endeavor to give on-air mention to, and/or Television URL Scrolls of the Identifying URL, in connection with Medscape Programming and Special Online Reports.

        2.10 Where appropriate and at CBS News' sole discretion, CBS News shall make on-air reference to and a URL Scroll of the Consumer Health Site, with respect to healthcare segments broadcast or distributed on any CBS News program, provided that the Consumer Health Site is at such time featuring Content that relates to the particular health care segments.

        2.11 In the event that Medscape desires to use any music contained in any CBS Health Content on the Medscape Site, prior to such use, Medscape shall
(i) report to the applicable music rights society on behalf of CBS, all titles and publishers of all such music and (ii) secure, at its sole cost and expense, and pay for all performing, duplication and/or recording rights licenses, if any, necessary for the use of musical compositions and sound recordings on the Internet. CBS shall endeavor to deliver to Medscape accurate music cue sheets for all such music.

        2.12 During the Term of this Agreement, CBS shall maintain prominent, Above the Fold hypertext links from the Internet Web Site CBS.com to the Consumer Health Site. In addition, during the Term of this Agreement, each party shall use commercially reasonable efforts to place hypertext links on all of the Web Sites operated by or on behalf of such party or its Affiliates, or bear the trademarks of such party, including, without limitation, CBS.Sportsline.com, CBS.Marketwatch.com, CBS.Medscape.com, CBS.StoreRunner.com and Office.com for CBS, and the Consumer Health Site and the existing Professional Health Site for Medscape.

        2.13 Medscape grants to CBS, during the Term of this Agreement and subject to the terms and conditions contained herein, the non-exclusive right and license to use, copy, publicly display, publicly perform, transmit, distribute or otherwise make available, the Medscape Content and MEDSCAPE trademark(s) to the extent contemplated in this Agreement and to the extent that Medscape has the right to so license such trademark(s) and Content. Such use of the Medscape Content and Medscape trademark(s) shall also be in accordance with the correct use guidelines made available form Medscape from time to time.

        2.14 Except as otherwise set forth in paragraphs 2.7 above or elsewhere in this Agreement, upon expiration or termination of this Agreement: (i) each party shall immediately cease all use of the other party's trademarks, and (ii) Medscape shall cease using any CBS Health Content or Content derived therefrom in connection with the name and operation of the Consumer Health Site or otherwise. In connection with the above, Medscape shall immediately remove or erase the CBS Health Content (and any Content derived therefrom) and CBS Marks from the Consumer Health Site, and from any advertising and promotional materials, as soon as commercially and technically practicable, given customary Internet business practices, but in no event shall any such material remain on the Consumer Health Site more than ten (10) days after expiration of CBS's notice of termination, as applicable, unless sooner required by law, and at CBS's request, Medscape shall furnish CBS with a certificate from an officer of Medscape of such removal or erasure satisfactory to CBS.


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
3.      TERM

        3.1 The Term of this Agreement shall begin as of the date hereof and shall continue in full force and effect for a period of seven (7) consecutive years from the Effective Date, unless it is terminated earlier in accordance with the terms and conditions stated herein.

        3.2 The parties shall negotiate exclusively with each other in good faith for a period of twelve (12) consecutive months (the "Negotiation Period") with respect to any extension(s) of the Term of this Agreement commencing on the fifth anniversary of the Effective Date (i.e., July 4, 2004).


4.      PROCEDURES

        4.1 (a) CBS shall deliver to Medscape a copy of each CBS Mark in the form in which such Mark may be used by Medscape on the Consumer Health Site. Medscape acknowledges that the CBS Marks are trademarks owned or controlled by CBS Corporation or an Affiliate thereof and that all uses by Medscape of such CBS Marks shall inure to CBS's benefit. Medscape shall maintain CBS quality standards with respect to its use of the CBS Marks, and otherwise use the CBS Marks subject to any restrictions or requirements disclosed by CBS (including any requirements/restrictions delineated in the CBS License Guidelines). All materials bearing the CBS Marks shall be subject to CBS's prior written approval as described in subparagraph 4.2(b) below.

            (b) In the event that during the Term of this Agreement Medscape shall create any proprietary right in any CBS Marks, as a result of the exercise by Medscape of any right granted to it hereunder, such proprietary right shall immediately vest in CBS and Medscape shall be authorized to use such new proprietary right as though same had specifically been included in this Agreement.

        4.2 (a) Medscape shall not file any application in any country to register a trademark which contains any CBS Marks, or is the same as, similar to, or deceptive or misleading with respect to the CBS Marks or any other CBS trademark. If any application for registration is filed in any country by Medscape in contravention of this paragraph 4.2, CBS shall have the right to take appropriate action against Medscape, including seeking injunctive relief, to prohibit or otherwise restrain Medscape's use of the infringing party's use of the infringing mark.

            (b) Medscape shall furnish CBS proofs of all materials bearing any CBS Mark(s) (including, without limitation, advertising and publicity materials). Solely with respect to use of the CBS Mark(s) on the Consumer Health Site, Medscape shall submit a prototype of each (Internet) graphical representation(s) of the CBS Mark(s) to be used on such Site, for CBS's approval. Medscape will not authorize full scale production of any material until after obtaining CBS's written approval in each instance. Any changes in such material shall also be subject to CBS's prior written approval. The preceding sentence will not apply to: (i) any Web Site Content that features the CBS Mark(s) where the graphical representation of the CBS Mark(s) has been pre-approved in writing; or (ii) any press releases and/or promotional literature the graphic and format of which have been previously approved. (Notwithstanding the preceding sentence, any copy or Web Site Content which identifies CBS and describes the relationship between Medscape and CBS, other than mutually agreed-on tag language appearing at the end of each press release or the like, or the Web Site equivalent thereof, which language is non-contextual, shall be subject to CBS's prior approval.) Approval by CBS shall not relieve Medscape of any of its warranties or obligations under this Agreement and all materials that bear any CBS Marks shall strictly conform with the samples and proofs approved by CBS. Materials to be approved by CBS shall be submitted to the Associate General Counsel, Contracts, Rights and Development, CBS Law Department, 51 West 52nd Street, 36th Floor, New York, New York 10019, and/or such other person that may be designated in writing by CBS. In each instance, CBS shall respond promptly to Medscape's requests for approval.

        4.3 (a) Medscape shall use reasonable efforts to require any merchant included in the Consumer Health Site or with whom Medscape establishes a link pursuant to a contract with Medscape, to represent and warrant that such merchant will abide/abides with all applicable federal, state, local and foreign laws and regulations. Medscape, at its own expense, shall indemnify, defend and hold harmless CBS, its Affiliates, directors, officers, employees and agents (including their respective successors and assigns) against any and all costs and damages (including reasonable attorneys' fees) incurred by CBS as a result of Medscape's failure to include the foregoing merchant warranty in Medscape's agreements with any such merchant. The foregoing indemnity shall be subject to the procedural requirements set forth in paragraph 7.3 below.

            (b) If Medscape becomes aware of any unauthorized or unlawful activity by any merchant or advertiser linked to or exhibited on the Consumer Health Site, Medscape will take appropriate action (including, without limitation, removing from the Consumer Health Site, any Content related to such activity as expeditiously as possible, in accordance with paragraph 2.4 hereof), and with respect to any unauthorized or unlawful activity of a material nature, Medscape will use its reasonable best efforts to notify CBS of such activity.

        4.4 In the event that Medscape learns of any infringement, threatened infringement, or passing off of the CBS Mark(s), or that any Person claims or alleges that the such trademarks or logos are liable to cause deception or confusion to the public, then Medscape shall notify CBS of the particulars thereof.

        4.5 CBS shall be solely responsible for all costs associated with the acquisition or transfer of (i) any applicable federal or state trademark registrations for the New Mark or, if applicable, marks which are derivatives thereof or substantially similar thereto, (ii) the New Mark URL and derivative or related URLs (such as New Mark URLs with the ".org" or ".edu" extensions) that, in CBS's judgement, should be obtained to protect the CBS New Mark Brands and (iii) any other rights related to use of the New Mark in relation to operation of the Consumer Health Site, as mutually agreed-on by the parties. Medscape will not seek reimbursement for advertising expenditures or payment of any of Medscape's conversion costs in the event that: (i) CBS does not acquire or use the New Mark to name the Consumer Health Site, or (ii) the name of the Consumer Health Site is changed from the New Mark to another name.


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
5.      RIGHTS

        5.1 (a) As between CBS and Medscape, CBS is or shall be the exclusive owner of and shall retain all right, title and interest to the CBS Mark(s) and the CBS Health Content and any derivative work(s) (as such term is defined in the U.S. Copyright Act, 17 U.S.C.) thereof, including all Intellectual Property Rights therein (the "CBS Property").

            (b) Medscape shall place a notice of copyright on each CBS Health Content Page in accordance with the CBS License Guidelines. Medscape shall cooperate fully with CBS in connection with CBS's obtaining appropriate copyright registration in the name of CBS for any CBS Health Content Page.

            (c) Medscape is the exclusive owner of and shall retain all right, title and interest to the Medscape Content, the Consumer Health Site, the Professional Health Site, any other Medscape-owned Internet Site(s) and Medscape-owned trademarks and all Intellectual Property Rights therein, excluding the CBS Property.

            (d) Except as otherwise set forth in paragraph 2.7 above:

                (i) The New Mark URL shall be jointly owned by CBS and Medscape; and

                (ii) During the Term: (A) the Identifying URL shall be jointly owned by CBS and Medscape; and (B) as between CBS and Medscape, the New Mark URL and the Identifying URL shall be used exclusively by Medscape to operate the Consumer Health Site.

Any registration or registration transfer covering the HealthWatch URL or the Identifying URL shall be effected accordingly.

        5.2 Each party agrees to take all action and cooperate as is reasonably necessary, at the other party's request, to protect the requesting party's rights, titles, and interests specified in this Article 5, and further agrees to execute any documents that might be necessary to perfect such party's ownership of such rights, titles and interests. Any costs incident thereto shall be borne by the requesting party, provided such costs are reasonable.


6.      EXCLUSIVITY;  NONCOMPETE

        6.1 (a) During the Term of this Agreement:

                (i) the Consumer Health Site shall be the exclusive healthcare Internet Site:

                        (A) integrated into CBS News programs (including the CBS
            Radio Network to the extent such Radio Network is owned or controlled by CBS); and

                        (B) featured on a regular basis on the Internet Site
            CBS.com.

                (ii) where appropriate, in CBS's sole discretion, the Consumer Health Site shall be the exclusive healthcare Internet Site integrated into general interest programs on the CBS Television Network.

                (iii) CBS shall not integrate the Internet Site Rx.com into CBS News programs, it being understood however, that, solely for purposes of clause 6.1(a)(iii), the term "integrated" shall exclude any URL Scroll.

            (b) For purposes of this paragraph 6.1, the term "integrated" shall mean in-program or post program on-air mention and a URL Scroll; it being understood, however, that the terms "integrated" and "featured" do not include and nothing herein shall restrict CBS from: (i) the placement of any public service announcement or commercial in any medium, which may include the reference to a URL or a URL Scroll; (ii) attribution (in any form) of an Internet Site, including a Competitive Site, solely in the context of covering/reporting any newsworthy event(s) in the ordinary course of news coverage and only on an occasional basis; and (iii) the display or feature in a search engine or portal, such as AOL or Excite, of a URL or a hypertext link (or similar access) to an Internet Site; and (iv) any acknowledgement of the sponsorship of a program or program segment, which may include the reference to a URL or a URL Scroll;

        6.2 (a) During the Term of this Agreement, without Medscape's prior written approval, CBS shall not:

                (i) license the right to use the CBS Marks in connection with branding any Competitive Site.

                (ii) display, perform, distribute, transmit or otherwise make available any CBS Health Content on any Competitive Site. The preceding sentence shall not:

                     (A) for avoidance of doubt, prohibit CBS.com (or any
            successor thereto) or any CBS Affiliate from including CBS Health Content on their respective Web Site(s).

                     (B) prohibit CBS from supplying CBS Health Content to
            television or radio program producers or distributors, which may, in turn, use the material on their Web Sites.

                     (C) prohibit CBS from supplying (licensing or authorizing
            the use of) audio or video footage or text or graphics to any other Internet Web Site (including a Competitive Site) consistent with current and past practices in the normal course of CBS's news business.

                     (D) prevent CBS from honoring any pre-existing commitments regarding the exploitation of CBS Health Content on any Competitive Site. For purposes of clarification and exclusive of any transactions between any individual CBS-owned or CBS-controlled television or radio station and any Competitive Site(s), to the best of CBS's knowledge, there are no pre-existing commitments between CBS Corporation and any such Competitive Site(s).

                (iii) enter into any transaction similar to this transaction for the provision by CBS of healthcare programming, online marketing and promotion of any Competitive Site. (For avoidance of any doubt, nothing in this Agreement shall prevent CBS-owned or CBS-controlled television or radio stations from accepting or placing any advertisement(s) or commercial(s) involving a Competitive Site or entering into any advertising relationship with any advertiser or its Web Site.)

            (b) For avoidance of doubt, this paragraph 6.2 will not preclude any CBS-affiliated television or radio station from maintaining a Competitive Site.

        6.3 (a) For purposes of this Article 6, "Competitive Site" shall mean an Internet Site that has as its primary function and its principal theme the delivery of healthcare news and healthcare information geared to the consumer.

            (b) The parties agree and confirm that Rx.com is not a Competitive Site as of the Effective Date.


7.      WARRANTIES; REPRESENTATIONS; INDEMNITIES

        7.1 (a) CBS REPRESENTS AND WARRANTS THAT:

                (i) it has full power and authority to enter into this Agreement.

                (ii) to the best of its knowledge, the CBS Marks and the use thereof in accordance with this Agreement shall not violate any law or infringe upon or violate any rights of any Person.

            (b) MEDSCAPE REPRESENTS AND WARRANTS THAT:

                (i) exclusive of the Identifying URL, the New Mark URL and the CBS Property, it owns or controls all right, title, and interest in and to the Consumer Health Site, and owns or licenses all Intellectual Property Rights therein, necessary to carry out its obligations hereunder and to grant and assign the rights and licenses granted to CBS herein.

                (ii) it is has the full power and authority to enter into and fully perform this Agreement.

                (iii) exclusive of the Identifying URL, the New Mark URL and the CBS Property, the Medscape Content or any Content developed or furnished by Medscape hereunder (including the Medscape Programming and Special Online Reports), the Consumer Health Site and the use thereof shall not violate any law or infringe upon or violate any rights of any Person.

                (iv) at all times, it will maintain the Consumer Health Site in a professional manner consistent with industry standards.

                (v) to the best of its knowledge, the MEDSCAPE trademark and the use thereof shall not violate any law or infringe upon any rights of any Person.

            (c) Medscape covenants that it will use its reasonable best efforts to adhere to the following performance standards:

                (i) to maintain the availability of the Consumer Health Site seven (7) days a week, twenty-four (24) hours a day, except during periods of scheduled maintenance;

                (ii) the Consumer Health Site as displayed to users shall have at least 97% uptime over a twelve (12) month period, excluding events of an extraordinary nature which are beyond the control of Medscape; and

                (iii) Medscape shall provide CBS with a contact person for support of issues related to the Consumer Health Site. Such contact person or his/her substitute(s) shall be available to CBS seven (7) days a week, twenty-four (24) hours a day for emergency support.

        7.2 EXCEPT FOR THE FOREGOING WARRANTIES, NEITHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THEIR CONTENT, INTERNET SITES OR ANY OTHER SUBJECT MATTER OF THIS AGREEMENT.

        7.3 (a) Each party (the "Indemnifying Party") shall at all times indemnify, hold harmless and defend the other party (collectively, the "Indemnified Party") from and against any loss, cost, liability or expense (including court costs and reasonable attorneys' fees) arising out of or resulting from any breach by the Indemnifying Party of any representation, warranty, covenant or agreement contained herein. In the event of any such claim, the Indemnified Party shall: (i) promptly notify the Indemnifying Party of the claim; (ii) allow the Indemnifying Party to direct the defense and settlement of such claim with counsel of the Indemnifying Party's choosing; and
(iii) provide the Indemnifying Party, at the Indemnifying Party's expense, with information and assistance that is reasonably necessary for the defense and settlement of the claim. The Indemnified Party reserves the right to retain counsel, at the Indemnified Party's sole expense, to participate in the defense of any such claim. The Indemnifying Party shall not settle any such claim or alleged claim without first obtaining the Indemnified Party's prior written consent in all instances where the settlement concerned might adversely affect the Indemnified Party's rights (under this Agreement or otherwise); and such consent shall not be unreasonably withheld. If the

Indemnifying Party assumes the defense and settlement of the claim as set forth above, then the Indemnifying Party's only obligation is to satisfy the claim, judgment or approved settlement.

            (b) CBS, at its own expense shall indemnify, defend and hold harmless Medscape, its directors, officers, employees and agents (including their respective successors and assigns), against any third party claims based on an allegation that (i) the use of the CBS Mark(s) in accordance with the terms of this Agreement infringes the trademark or other Intellectual Property Rights of any third party, (ii) the use of the New Mark, in accordance with the terms of this Agreement, whether used as a brand, trademark, URL or any of the foregoing in conjunction with the CBS Mark(s) infringes upon or violates the rights of any third party, or (iii) the use of the CBS Health Content in accordance with the terms of this Agreement violates any law or infringes upon or violates the rights of any third party; and CBS shall pay any royalties and other costs related to the settlement of such claims, and the costs and damages, including reasonable attorneys' fees, awarded as a result of any suit based on such claim, provided Medscape promptly notifies CBS in writing of any such claim and gives CBS authority and control of the defense of such claim, such assistance and information as is available to Medscape for the defense of such claim. Any such assistance or information which is furnished by Medscape at the written request of CBS shall be at CBS's expense. For the avoidance of any doubt, this indemnity shall apply to Medscape's use of any CBS Mark(s) or CBS Health Content in accordance with the licenses granted by CBS if CBS did not notify Medscape of any restrictions on such Mark(s) or Content and it is later found that CBS had insufficient or no rights to license such Marks/Content to Medscape under this Agreement.

            (c) Medscape, at its own expense shall indemnify, defend and hold harmless CBS, its directors, officers, employees and agents (including their respective successors and assigns), against any third party claims based on an allegation that: (i) the use of the MEDSCAPE trademark, in accordance with the terms of this Agreement infringes the trademark or other Intellectual Property Rights of any third party; and (ii) Medscape Content or Content on the Consumer Health Site or any Content developed or furnished by Medscape thereunder or the Medscape Programming or any Special Online Report violates any law or infringes upon or violates the rights of any third party; and Medscape shall pay any royalties and other costs related to the settlement of such claim, and the costs and damages, including reasonable attorneys' fees, awarded as a result of any suit based on such claim, provided CBS promptly notifies Medscape in writing of any such claim and gives Medscape authority and control of the defense of such claim, such assistance and information as is available to CBS for the defense of such claim. Any such assistance or information which is furnished by CBS at the written request of Medscape shall be at Medscape's expense. For avoidance of doubt, this indemnity shall apply to Medscape's use of any Medscape mark(s) or Medscape Health Content in accordance with the licenses granted by Medscape if Medscape did not notify CBS of any restrictions on such mark(s) or Content and it is later found that Medscape had insufficient or no rights to license such marks / Content to CBS under this Agreement.


8.      REMEDIES

        8.1 CBS shall have the right to terminate this Agreement if (any of the following occurs):

            (a) Medscape breaches any material term or condition of this Agreement and has failed to cure such breach within twenty (20) days following notice of default. The foregoing cure period will not apply to: (i) a term or condition for which a specific cure period is provided or (ii) a breach incapable of being cured.

            (b) Medscape breaches any material term or condition of any Collaboration Agreement and has failed to cure such breach within the time prescribed for cure in the Collaboration Agreement concerned. The foregoing cure period will not apply to breaches incapable of being cured.

            (c) Medscape: (i) becomes insolvent or unable to pay its debts as they mature or makes an assignment for the benefit of its creditors; (ii) is the subject of a voluntary petition in bankruptcy or any voluntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors, if such petition or proceeding is not dismissed within sixty (60) days of filing; (iii) becomes the subject of any involuntary petition in bankruptcy or any involuntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors, if such petition or proceeding is not dismissed within sixty (60) days of filing; (iv) is liquidated or dissolved.

            (d) Medscape issues to a CBS Competitor in any one transaction or series of related transactions, a number of voting securities of Medscape such that after such issuance or series of issuances, such CBS Competitor beneficially owns or controls, directly or indirectly, nine percent (9%) or more of the outstanding shares of Common Stock (as such term is defined in the Ad and Promotion Agreement)(the "threshold"), and has failed to reduce such ownership of Common Stock below the threshold within twenty (20) days following CBS's notice set forth in 8.1(d)(ii) below.

                (i) Notwithstanding the foregoing however, the provisions of this subparagraph 8.1(d) shall not apply to a stockholder of Medscape who beneficially owns or controls, directly or indirectly, nine percent (9%) or more of the outstanding shares of Common Stock on the day prior to the date of this Agreement.

                (ii) The parties hereby agree that Medscape will give CBS confidential written notice of its intent to enter into an agreement for issuance of securities that would result in a stockholder beneficially owning or controlling, directly or indirectly, nine percent (9%) or more of the outstanding shares of Common Stock, together with a description of the party with whom Medscape intends to effect such a transaction, for the purpose of ascertaining CBS's opinion whether, as of the date of the notice, such party is a CBS Competitor. CBS shall have five (5) days from the receipt of such notice to respond to Medscape. CBS's opinion shall be based solely on the information provided to CBS in the notice and CBS shall have no independent duty whatsoever to investigate or inquire further. If CBS confirms that the party is not a CBS Competitor, CBS shall be deemed to have waived any right of CBS pursuant to this
        Article 8 in respect of such party and transaction, unless there were material misstatements or omissions in the disclosures made by Medscape to CBS in connection with the transaction.

                (iii) For purposes of this subparagraph 8.1(d), the term "beneficial ownership" shall have the meaning set forth in Section 13(d) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

CBS may exercise its right to terminate pursuant to this paragraph 8.1 by sending Medscape the appropriate notice. No exercise by CBS of its rights under this paragraph 8.1 will limit CBS's remedies by reason of Medscape's default, CBS's rights to exercise any other rights under this paragraph 8.1, or any of CBS's other rights.

        8.2 Medscape shall have the right to terminate this Agreement if (any of the following occurs):

            (a) CBS breaches any material term or condition of this Agreement and has failed to cure such breach within twenty (20) days following notice of default. The foregoing cure period will not apply to: (i) a term or condition for which a specific cure period is provided or (ii) a breach incapable of being cured.

            (b) CBS breaches any material term or condition of any Collaboration Agreement and has failed to cure such breach within the time prescribed for cure in the Collaboration Agreement concerned. The foregoing cure period will not apply to breaches incapable of being cured.

            (c) CBS: (i) becomes insolvent or unable to pay its debts as they mature or makes an assignment for the benefit of its creditors; (ii) is the subject of a voluntary petition in bankruptcy or any voluntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors, if such petition or proceeding is not dismissed within sixty (60) days of filing; (iii) becomes the subject of any involuntary petition in bankruptcy or any involuntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors, if such petition or proceeding is not dismissed within sixty (60) days of filing; (iv) is liquidated or dissolved.

        8.3 EXCEPT WITH RESPECT TO THIRD PARTY CLAIMS FOR WHICH EACH PARTY SHALL FULLY INDEMNIFY THE OTHER AS REQUIRED IN THIS AGREEMENT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, "BUSINESS INTERRUPTION" OR ANY LOSS OF PROFITS.

        8.4 In the event of a material breach by CBS of this Agreement (which gives rise to Medscape's right to terminate this Agreement), Medscape's sole and exclusive remedy (other than for any injunctive relief to prevent CBS as a licensee under this Agreement from continuing to violate such license) shall be payment by CBS of the sum of $10,000,000 to Medscape, as liquidated damages and not as a penalty, for loss of the license hereunder, provided however, that Medscape terminates the Ad and Promotion Agreement and it terminates this Agreement.

        8.5 In the event of termination pursuant to paragraph 8.1 or 8.2 of this Agreement, the rights and obligations of the parties hereto with respect to the following paragraphs shall not terminate: subparagraphs 2.7(c) and 2.7(d) (post-expiration use of the Identifying URL), paragraph 2.8 (post-Term use of the CBS/Medscape URL), paragraph 2.13 (Content and trademark removals), subparagraph 4.3(a) (indemnification), paragraph 4.5 (New Mark costs), paragraph
7.3 (indemnification), paragraph 9.1 (permitted assignments), paragraph 9.2 (jurisdiction), paragraph 9.5 (notice) and paragraph 9.8 (governing law).


9.      GENERAL

        9.1 This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign its respective rights and obligations, in whole or in part, under this Agreement without prior written consent of the other party hereto. Any attempt to assign this Agreement without such consent shall be void and of no effect ab initio. Notwithstanding the foregoing, a party hereto may assign this Agreement or any of its rights and obligations hereunder to any entity controlling, controlled by or under common control with, such party, or to any entity that acquires such party by purchase of stock or by merger or otherwise, or by obtaining substantially all of such party's assets (the "Permitted Assignee"), provided that (i) no such assignment shall relieve the assigning party of any of its obligations under this Agreement; (ii) with respect to any assignments effected by Medscape, no such Assignee (or any division thereof) is a CBS Competitor and (iii) such Permitted Assignee shall agree in writing to be bound by the terms and conditions hereof.

        9.2 Each party hereto irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby or thereby. Each of CBS and Medscape agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each of CBS and Medscape further agrees that service of any process, summons, notice or document by U.S. registered mail to such party's respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 9.2. Each of CBS and Medscape irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

        9.3 Each party shall comply in all material respects with all laws and regulations applicable to its activities under this Agreement.

        9.4 If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances, and such provision will be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect.

        9.5 Except as otherwise set forth in this Agreement (including paragraph
2.4 hereof), all notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows:

                        (i)     if to Medscape,

                                Medscape, Inc.
                                134 West 29th Street
                                New York, N.Y.  10001
                                Fax: (212) 760-3140
                                Attention:  Chief Executive Officer

                                with copies to:

                                Brobeck, Phleger & Harrison, LLP
                                1633 Broadway
                                New York, N.Y.  10019
                                Fax: (212) 586-7878
                                Attention:  Alexander D. Lynch, Esq.

                                and

                                Patterson, Belknap, Webb & Tyler LLP
                                1133 Avenue of the Americas
                                New York, New York 10036
                                Fax: (212) 336-2222
                                Attention:  John P. Schmitt

                        (ii)    if to CBS,

                                CBS Corporation
                                51 West 52nd Street
                                New York, New York 10019
                                Fax:  (212) 975-9191
                                Attention:  Chief Financial Officer
                                with a copy to:

                                CBS Corporation
                                51 West 52nd Street
                                New York, New York 10019
                                Fax:  (212) 597-4031
                                Attention:  General Counsel


        9.6 The parties to this Agreement are independent contractors. There is no relationship of partnership, joint venture, employment, franchise, or agency between the parties. Neither party shall have the power to bind the other or incur obligations on the other's behalf without the other's prior written consent.

        9.7 No failure of either party to exercise or enforce any of its rights under this Agreement shall act as a waiver of such right.

        9.8 This Agreement, along with the Exhibits hereto, contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein.

        9.9 This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each of the other parties.

        9.10 This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing, either party hereto may waive compliance by the other party with any term or provision of this Agreement.

        9.11 This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

        9.12 This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

        9.13 The headings contained in this Agreement or in any Exhibit or Schedule hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

                IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

MEDSCAPE, INC.                            CBS CORPORATION


By: /s/ Paul T. Sheils                    By: /s/ Fredric G. Reynolds
    ----------------------------------        ----------------------------------
Name: Paul T. Sheils                      Name: Fredric G. Reynolds
      --------------------------------          --------------------------------
Title: President and Chief Executive      Title: Executive Vice President and
       Officer                                   Chief Financial Officer
       -------------------------------           -------------------------------

CBS WORLDWIDE INC., to the extent specified on page 1.

By: /s/ Sanford Kryle
    ----------------------------------
Name: Sanford Kryle
      --------------------------------
Title: President
       -------------------------------

                                    EXHIBIT A

    (Attached to and forming a part of the Agreement, made as of July 4, 1999 between CBS Corporation and Medscape Inc.)

       ------------------------------------------------------------------


                     CBS LICENSE GUIDELINES AND RESTRICTIONS



I.      GENERAL

Except as set forth in the next sentence, the Consumer Health Site shall not include the following Content (nor establish links from the Site to the following Content): (i) cigarettes, (ii) hard liquor, (iii) massage parlors,
(iv) abortion clinics, (v) firearms and ammunition, (vi) head shops, (vii) lotteries, (viii) gambling, (ix) sexually explicit content, (x) Content that contains profanity, (xi) Content that denigrates a particular group based on gender, race, creed, religion, sexual preference or handicap. The Content described in the preceding sentence, clauses (i), (ii), (iii), (iv), (v), (vi),
(vii), (viii) and (ix) may be included on the Consumer Health Site but only to the extent they pertain directly to health, healthcare, medical or scientific issues in the life sciences and do not constitute an advertisement of any goods or services.


II.     CBS HEALTH CONTENT

1. Each party shall notify the other of all errors, omissions, and/or inaccuracies in transmission or transcription of the CBS Health Content within twenty-four (24) hours after it becomes aware thereof.

2. If Medscape provides such notice, it shall specify to CBS what action, if any, it has taken to correct the error, omission and/or inaccuracy.

3. If CBS provides such a notice, or receives such notice, it may specify reasonable actions to be taken by Medscape to correct the error, omission and/or inaccuracy or resubmit such content.

4. All CBS Health Content shall be subject to restrictions and instructions disclosed by CBS at any time.

5. CBS shall have the right to refuse to deliver to Medscape any CBS Health Content if, in CBS's sole discretion, the CBS Health Content or the use contemplated, conflicts with, interferes with or is detrimental to CBS's interests, reputation or business or which might subject CBS to unfavorable regulatory action, violate any law, infringe the rights of any person, or subject CBS to liability for any reason.

6. Medscape shall abide by responsible journalistic standards. No CBS Health Content shall be used/displayed out of context. Medscape shall not distort or misrepresent any events, opinions or statements contained in the CBS Health Content received by Medscape.


III.    CROSS-LINKS

1. Medscape shall not establish any links from the Consumer Health Site to any pornography or obscenity Content.

2. Medscape shall not conduct any cross promotions between the Consumer Health Site and any Internet Site which uses or exhibits gambling, pornography or obscenity Content.


IV.     OWNERSHIP

1. Medscape shall place the following copyright notice on all CBS Health Content Pages of the Consumer Health Site:

                           "(C) [year] Medscape, Inc.
                               All Rights Reserved
                     Portions (C) [year] CBS Worldwide Inc.
                              All Rights Reserved"

2. Medscape and CBS shall mutually develop the procedures for placing any third party copyright notice on any CBS Health Content Page, provided however that third party copyright notices may appear on CBS Health Content Pages if third party copyrighted works appear on such CBS Health Content Pages.

                                    EXHIBIT B

    (Attached to and forming a part of the Agreement, made as of July 4, 1999 between CBS Corporation and Medscape Inc.)

       ------------------------------------------------------------------

                                    CBS Marks

                                                                      Exhibit 5


                          REGISTRATION RIGHTS AGREEMENT



                  THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made as of this 3rd day of August 1999, by and between Medscape, Inc., a Delaware corporation (the "Company"), and CBS Corporation, a Pennsylvania corporation (the "Investor").

                                    RECITALS

                  WHEREAS, the Company and the Investor are parties to a Common Stock Purchase Agreement (the "Purchase Agreement") and certain Ancillary Agreements (as defined therein) of even date herewith; and

                  WHEREAS, in order to induce the Investor to enter into the Purchase Agreement and the Ancillary Agreements, the Investor and the Company hereby agree that this Agreement shall govern the rights of the Investor to cause the Company to register shares of Common Stock held by the Investor and certain other matters as set forth herein.

         NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.       Registration Rights. The Company covenants and agrees as follows:

         1.1.     Definitions. For purposes of this Agreement:

                  (a) The term "Holder" means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.9 hereof.

                  (b) The term "Initial Public Offering" means the first closing of the sale of securities pursuant to an effective registration statement filed by the Company under the Securities Act in connection with a firm commitment underwritten offering of its securities to the general public.

                  (c) The term "1934 Act" means the Securities Exchange Act of 1934, as amended.

                  (d) The term "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

                  (e) The term "Registrable Securities" means the Common Stock sold and issued to the Investor pursuant to the Purchase Agreement.

                  (f) The number of shares of "Registrable Securities then outstanding" shall be determined by the number of shares of Common Stock outstanding which are Registrable Securities.

                  (g) The term "SEC" means the Securities and Exchange
Commission.

                  (h) The term "Securities Act" means the Securities Act of 1933, as amended.

         1.2. Company Registration. If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash (other than an Initial Public Offering or a registration statement relating either to the sale of securities to employees of the Company pursuant to a stock option, stock purchase or similar plan or a Rule 145 transaction), the Company shall, at such time, promptly give each Holder at least fifteen (15) days written notice of such registration. Upon the written request of each Holder given within fifteen days (15) after mailing of such notice by the Company in accordance with Section 1.16, the Company shall, subject to the provisions of Section 1.6, cause to be registered under the Securities Act all of the Registrable Securities that each such Holder has requested to be registered.

         1.3. Obligations of the Company. Whenever required under this Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

                  (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to the earlier of one hundred twenty (120) days or until the distribution contemplated in the Registration Statement has been completed.

                  (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                  (c) Furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

                  (d) Use reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act.

                  (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

                  (f) Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

         1.4. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company in writing such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be requested by the Company in order to effect the registration of such Holder's Registrable Securities.

         1.5. Expenses of Registration. All reasonable expenses (other than underwriting discounts and commissions and fees and disbursements of counsel for the selling Holders) incurred in connection with registrations, filings or qualifications pursuant to Section 1.2, including (without limitation) all registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company shall be borne by the Company.

         1.6. Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under Section 1.2 to include any of the Holders' securities in such underwriting unless such Holders accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by the Company (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (in which case, the securities so included shall first be allocated amongst the existing stockholders of the Company which have exercised their registration rights pursuant to that certain Amended and Restated Stockholders' Agreement dated March 5, 1999 by and between the Company and the Stockholders (as defined therein), as amended, and shall thereafter be apportioned pro rata among the selling Holders according to the total amount of securities entitled to be included therein owned by each selling Holder or in such other proportions as shall mutually be agreed to by such selling Holders). For purposes of the preceding parenthetical concerning apportionment, for any selling Holder which is a holder of Registrable Securities and which is a partnership or corporation, the partners, retired partners and stockholders of such holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "selling Holder", and any pro-rata reduction with respect to such "selling Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling Holder", as defined in this sentence.

         1.7. Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

         1.8. Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 1:

                  (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, any underwriter (as defined in the Securities
Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the 1934 Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the Securities Act, the 1934 Act or any state securities law, and the Company will pay to each such Holder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 1.8(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter or controlling person.

                  (b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Securities Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Section 1.8(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 1.8(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided, that, in no event shall any indemnity under this Section 1.8(b) exceed the gross proceeds from the offering received by such Holder.

                  (c) Promptly after receipt by an indemnified party under this
Section 1.8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.8, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.8.

                  (d) If the indemnification provided for in this Section 1.8 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

                  (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

                  (f) The obligations of the Company and Holders under this
Section 1.8 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1, and otherwise.

         1.9. Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 1 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities, provided: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (b) such transferee or assignee acquires all of the Registrable Securities held by the Holder; (c) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement; and
(d) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Securities Act.

         1.10. "Market Stand-Off" Agreement. The Investor hereby agrees that, during the period of duration specified by the Company and an underwriter of common stock or other securities of the Company, it shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by it at any time during such period except common stock included in such registration; provided, however, that such market stand-off time period shall not exceed one hundred eighty (180) days.

         In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities of each Investor (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

         Notwithstanding the foregoing, the obligations described in this
Section 1.10 shall not apply to a registration relating solely to employee benefit plans on Form S-8 or similar forms which may be promulgated in the future, or a registration relating solely to a SEC Rule 145 transaction on Form S-4 or similar forms which may be promulgated in the future.

         1.11. Termination of Registration Rights. Notwithstanding anything to the contrary set forth herein, the covenants set forth in Section 1 and the Company's obligations thereunder shall terminate and be of no further force and effect upon the closing of the first Company-initiated registered public offering of Common Stock of the Company if all shares of Registrable Securities held by such Holder may immediately be sold under Rule 144 during any 90-day period, or on such date after the closing of the first Company-initiated registered public offering of Common Stock of the Company as all shares of Registrable Securities held by such Holder may immediately be sold under Rule 144 during any 90-day period.

         1.12. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign its respective rights or obligations, in whole or in part, under this Agreement without the prior written consent of the other party hereto. Any attempt to assign this Agreement without such consent shall be void and of no effect. Notwithstanding the foregoing, a party hereto may assign this Agreement or any of its rights and obligations hereunder to any entity controlling, controlled by or under common control with such party, or to any entity that acquires such party by purchase of stock or by merger or otherwise, or by obtaining all or substantially all of such party's assets (a "Permitted Assignee"), provided that (i) no such assignment will relieve the assigning party of its obligations under this Agreement, (ii) with respect to assignments effected by the Company, no such Permitted Assignee (or any division thereof) is a CBS Competitor (as defined in the Ancillary Agreements) and (iii) such Permitted Assignee shall agree in writing to be bound by the terms and conditions hereof

                  1.13. Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York.

                  1.14. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  1.15. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                  1.16. Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

                  1.17. Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

                  1.18. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investor. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder of any Registrable Securities then outstanding, each future Holder of all such Registrable Securities, and the Company.

                  1.19. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

                  1.20. Aggregation of Stock. All shares of Registrable Securities held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

                  1.21. Entire Agreement. This Agreement (including the Exhibits hereto, if any) constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

                  1.22. Termination. This Agreement shall terminate and be of no further force and effect upon a breach by the Investor of Section 6.4 of the Advertising and Promotion Agreement of even date herewith by and between the Company and the Investor.

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                              MEDSCAPE, INC.


                              By: /s/ Paul T. Sheils
                                 ---------------------------------------------
                                  Name:  Paul T. Sheils
                                  Title: President and Chief Executive Officer





                              CBS CORPORATION


                              By: /s/ Fredric G. Reynolds
                                 ---------------------------------------------
                                  Name:  Fredric G. Reynolds
                                  Title: Executive Vice President and
                                           Chief Financial Officer

                                                                     Exhibit 6



August 3, 1999



Medscape, Inc.
134 West 29th Street
New York, New York 10001

Dear Sirs:

                  In order to induce Medscape, Inc. (the "Company") to enter into that certain Common Stock Purchase Agreement (the "Purchase Agreement") dated as of July 4, 1999 and the Ancillary Agreements (as defined therein), and to consummate the transactions contemplated thereunder, the undersigned, during the period commencing on the date hereof and ending one year after the date of the closing of the transactions contemplated by the Purchase Agreement:

                  (i) agrees not to (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, presently owned or hereafter acquired, or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission) or (y) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause
(x) or (y) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise), without the prior written consent of the Company;

                  (ii) agrees not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, without the prior written consent of the Company; and

                  (iii) authorizes the Company to cause the transfer agent to decline to transfer and/or to note stop transfer restrictions on the transfer books and records of the Company with respect to any shares of Common Stock and any securities convertible into or exercisable or exchangeable for Common Stock for which the undersigned is the record holder and, in the case of any such shares or securities for which the undersigned is the beneficial but not the record holder, agrees to cause the record holder to cause the transfer agent to decline to transfer and/or to note stop transfer restrictions on such books and records with respect to such shares or securities.

                  Notwithstanding anything to the contrary set forth herein, the undersigned may transfer shares of Common Stock to a Permitted Assignee (as defined in the Purchase Agreement), provided that such Permitted Assignee provides to the Company an agreement in the same form and content, and with the same expiration date, as this agreement.

                  The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into the agreements set forth herein. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the successors, and assigns of the undersigned.

                                       CBS CORPORATION

                                       /s/ Fredric G. Reynolds
                                       --------------------------------------
                                       Name:  Fredric G. Reynolds
                                       Title: Executive Vice President and
                                              Chief Financial Officer

                                                                       Exhibit 7



                                                            September 27, 1999


Medscape, Inc.
134 West 29th Street
New York, New York 10001-5399

Donaldson, Lufkin & Jenrette Securities Corporation
Credit Suisse First Boston
Bear, Stearns & Co. Inc.
Wit Capital Corporation
DLJdirect Inc.
c/o Donaldson, Lufkin & Jenrette Securities Corporation
277 Park Avenue
New York, New York 10172

Dear Sirs:

                  The undersigned understands that Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston, Bear, Steams & Co. Inc., Wit Capital Corporation, and DLJdirect Inc. as Representatives of the several underwriters (the "Underwriters"), propose to enter into an Underwriting Agreement with Medscape, Inc. (the "Company"), providing for the initial public offering (the "Initial Public Offering") of common stock, par value $.01 per share (the "Common Stock") of the Company.

                  To induce the Underwriters that may participate in the Initial Public Offering to continue their efforts in connection with the Initial Public Offering, the undersigned, during the period commencing on the date of the final prospectus relating to the Initial Public Offering and ending 180 days after such date:

                  (i) agrees not to (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission) or (y) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (x) or (y) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise), without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, provided, however, that the undersigned may transfer shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock to an affiliate of the undersigned without the consent of Donaldson, Lufkin & Jenrette Securities Corporation if such affiliate delivers to Donaldson, Lufkin & Jenrette Securities Corporation a signed lock-up agreement, identical in form to this agreement, prior to any such transfer;

                  (ii) agrees not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation; and

                  (iii) authorizes the Company to cause the transfer agent to decline to transfer and/or to note stop transfer restrictions on the transfer books and records of the Company with respect to any shares of Common Stock and any securities convertible into or exercisable or exchangeable for Common Stock for which the undersigned is the record holder and, in the case of any such shares or securities for which the undersigned is the beneficial but not the record holder, agrees to cause the record holder to cause the transfer agent to decline to transfer and/or to note stop transfer restrictions on such books and records with respect to such shares or securities.

                  The foregoing restrictions shall be of no further force and effect if the Closing Date (as defined in the underwriting agreement for the Initial Public Offering) does not occur on or prior to October 31, 1999.

                  The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into the agreements set forth herein, and that, upon request, the undersigned will execute any additional documents necessary or desirable in connection with the enforcement hereof. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors, and assigns of the undersigned.

                                        Very truly yours,

                                        CBS Corporation

                                        By: /s/ Fredric G. Reynolds
                                           ---------------------------------
                                        Name:   Fredric G. Reynolds
                                        Title:  Executive Vice President and
                                                Chief Financial Officer
                                        EIN:    25-0877540

                                                                       Exhibit 8



                             SUBSCRIPTION AGREEMENT


                  SUBSCRIPTION AGREEMENT, dated as of September 27, 1999 (the "Agreement"), between MEDSCAPE, INC., a Delaware corporation (the "Company"), and CBS CORPORATION, a Pennsylvania corporation (the "Investor").

                  WHEREAS, the Company intends to effect an initial public offering (the "IPO") of its common stock, $.01 par value per share (the "Common Stock"), pursuant to Registration Statement No. 333-77665 (the "Registration Statement") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act");

                  WHEREAS, on the date set forth above, the Company is executing an Underwriting Agreement with respect to the IPO, a copy of which is attached hereto as Exhibit A (the "Underwriting Agreement"), with Donaldson Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston Corporation, Bear, Stearns & Co., Inc., Wit Capital Corporation and DLJdirect Inc., as representatives of the Underwriters named therein (the "Underwriters");

                  WHEREAS, the Investor has previously indicated to the Company its interest in acquiring directly from the Company certain of the shares of Common Stock that have been registered pursuant to the Registration Statement, and the Company has agreed to issue and sell such shares to the Investor, on the terms and subject to the conditions set forth herein;

                  NOW, THEREFORE, for and in consideration of the premises, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows;


                                   ARTICLE I
                               PURCHASE AND SALE

                  Section 1.1 Subscription for Securities. The Investor hereby subscribes for the purchase of 600,000 shares of Common Stock (the "Shares") at a purchase price of $7.44 per Share (which amount the Company represents is the Price to the Public set forth on the cover page of the Company's Prospectus (as defined in the Underwriting Agreement), less underwriting discounts and commissions), for an aggregate purchase price of Four Million Four Hundred Sixty -Four Thousand dollars ($4,464,000) (the "Purchase Price").

                  Section 1.2 Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, at the Closing (as hereinafter defined), the Investor agrees to purchase from the Company, and the Company agrees to issue and sell to the Investor, the Shares.


                                   ARTICLE II
                                     CLOSING

                  Section 2.1 Closing Place and Date. The closing of the purchase and sale of the Shares (the "Closing") shall take place at the offices of Patterson, Belknap, Webb & Tyler LLP, counsel for the Company, 1133 Avenue of the Americas, 24th Floor, New York, New York 10036 on the "Closing Date," as such term is defined in the Underwriting Agreement (the "Closing Date").

                  Section 2.2 Deliveries at Closing. At the Closing, the Company shall issue and deliver to the Investor a certificate or certificates representing the Shares, against payment of the Purchase Price therefor by bank cashier's check or wire transfer of immediately available funds.


                                   ARTICLE III
            REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

                  To induce the Investor to purchase the Shares, the Company hereby represents and warrants to and covenants with the Investor as follows:

                  Section 3.1 Incorporation by Reference. The representations and warranties of the Company set forth in Section 6 of the Underwriting Agreement are hereby incorporated by reference as if made set forth in full herein and made to and for the benefit of the Investor.

                  Section 3.2 Issuance of the Shares. The Shares, when issued and delivered to the Investor against payment therefor as provided by this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive or similar rights. The Shares will be subject to restrictions on transfer under the lock up agreement, in the form attached hereto as Exhibit B, to be entered into by the Investor on the date hereof in connection with the IPO and applicable securities laws.

                  Section 3.3 No Violation. The execution, delivery and performance of this Agreement by the Company, the compliance by the Company with all the provisions hereof and the consummation of the transactions contemplated hereby will not (i) require any consent, approval, authorization or other order of, or qualification with, any court or governmental body or agency (except such as may be required under the Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the regulations promulgated under the Act and the Exchange Act or the securities or Blue Sky laws of the various states), (ii) violate any of the terms or provisions of the charter, articles of organization, by-laws or operating agreement, as the case may be, of the Company or its subsidiary or conflict with or constitute a breach of, or a default under, any indenture, loan agreement, mortgage, lease or other agreement or instrument to which the Company or its subsidiary is a party or by which the Company or its subsidiary or their respective property is bound, which conflict, breach or default is reasonably likely to have a material adverse effect on the business, prospects, financial condition or results of operations of the Company and its subsidiary, taken as a whole, (iii) violate or conflict with any applicable law or any rule, regulation, judgment, order or decree of any court or any governmental body or agency having jurisdiction over the Company, its subsidiary or their respective property or (iv) result in the suspension, termination or revocation of any Authorization (as defined in the Underwriting Agreement) of the Company or its subsidiary or any other impairment of the rights of the holder of any such Authorization.

                  Section 3.4 Authorization. This Agreement has been duly authorized, executed and delivered by the Company.


                                   ARTICLE IV
            REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE INVESTOR

                  To induce the Company to accept the Investor's subscription and to issue and sell the Shares, the Investor hereby represents and warrants to and covenants with the Company as follows:

                  Section 4.1 Authorization. This Agreement has been duly authorized, executed and delivered by the Investor.

                  Section 4.2 Purchase for Investor's Own Account. The Shares are being acquired for investment for the Investor's own account, not as a nominee or agent, and not with a current view to the resale or distribution of any part thereof; and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to the person or to any third person, with respect to any of the Shares.

                  Section 4.3 Disclosure of Information. The Investor believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Shares, including but not limited to the delivery by the Company of the Company's Preliminary Prospectus dated September 10, 1999.

                                    ARTICLE V
                              CONDITIONS TO CLOSING

                  Section 5.1 Conditions to the Investor's Obligations. The obligations of the Investor hereunder to purchase the Shares from the Company shall be subject to (i) receipt by the Investor of evidence that the conditions set forth in Section 8 of the Underwriting Agreement have been satisfied (or waived by the representatives of the Underwriters), (ii) delivery of the Company's final Prospectus dated September 27, 1999 and (iii) receipt by the Investor of (a) an opinion of the Company's counsel, Patterson, Belknap, Webb & Tyler LLP, with respect to the matters set forth in Section 8(e) of the Underwriting Agreement (other than matters relating to Maryland Law), (b) an opinion of Long, Aldridge & Norman LLP, Maryland counsel to the Company's subsidiary, Healthcare Communications Group, LLC, with respect to the matters set forth in Sections 8(e)(i), 8(e)(ii), 8(e)(v) and 8(e)(x) relating to Maryland law and (c) an opinion of Mark Boulding, General Counsel and Vice President, Regulatory Affairs, of the Company with respect to matters set forth in Section 8(f) of the Underwriting Agreement. In addition, in order to evidence closing of the IPO and as a condition to the Investor's obligation to purchase the Shares, the Company shall send written confirmation by facsimile to the Investor (the "Notice") that it has received the proceeds from the sale of the Firm Shares offered in the IPO. The Company's Chief Financial Officer shall also notify the Investor's designated agent of the same by telephone message after sending the Notice.

                  Section 5.2 Conditions to the Company's Obligations. The obligations of the Company hereunder and the Closing of the sale of the Shares shall be subject to the occurrence, concurrently with the Closing hereunder, of the closing of the purchase by the Underwriters of the "Firm Shares" in accordance with the Underwriting Agreement.


                                   ARTICLE VI
                                  MISCELLANEOUS

                  Section 6.1 Governing Law. This Agreement and its validity, construction and performance shall be governed in all respects by the internal laws of the State of New York (without reference to the conflict of laws provisions or principles thereof).

                  Section 6.2 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, representatives, administrators, successors and assigns. Neither party may assign this Agreement or any of its rights or obligations hereunder without the written consent of the other party, which consent shall not be unreasonably withheld.

                  Section 6.3 Entire Agreement; Amendment; Waiver. This Agreement supersedes any and all prior agreements, understandings, discussions, assurances, promises, representations or warranties among the parties with respect to the subject matter hereof, and contains the entire


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


agreement among the parties with respect to the subject matter hereof. This Agreement shall not be changed, modified or amended in any respect except by the mutual written agreement of the parties hereto. Any provision of this Agreement may be waived in writing by the party which is entitled to the benefits thereof. No waiver of any provision of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall any such waiver constitute a continuing waiver.

                  Section 6.4 Severability. Any term or provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction only, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

                  Section 6.5 No Third Party Beneficiaries. This Agreement and the rights, benefits, privileges, interests, duties and obligations contained or referred to herein shall be solely for the benefit of the parties hereto and no third party shall have any rights or benefits hereunder as a third-party beneficiary or otherwise hereunder.

                  Section 6.6 Survival of Warranties. The warranties and representations of the parties contained in or made pursuant to this Agreement shall survive any investigation made by the Investor and shall survive the execution and delivery of this Agreement and the Closing.

                  Section 6.7 Headings. The captions, headings and titles herein are for convenience of reference only and shall not effect the construction, meaning or interpretation of this Agreement or any term or provision hereof.

                  Section 6.8 Counterparts. This Agreement may be executed, including facsimile signature, in one or more counterparts each of which shall be deemed an original and all of which shall be considered one and the same agreement notwithstanding that all parties are not signatories to the same counterpart. A facsimile copy of an original signature to this Agreement shall have the same force and effect, for all purposes, as the original signature.

                  Section 6.9 Expenses. Each party shall bear all of their expenses that are incurred with respect to the negotiation, execution, delivery and performance of this Agreement.

                  Section 6.10 Further Assurances. Each party hereto agrees to do all acts and to make, execute and deliver such written instruments as shall from time to time be reasonably required to carry out the terms and provisions of this Agreement.

                  Section 6.11 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by telefacsimile or mailed by registered or certified mail, postage prepaid, return receipt requested, or otherwise delivered by hand or by messenger, addressed
(a) if to the Investor, at CBS Corporation, 51 West 52nd Street, New



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


York, NY 10019, Attention: Chief Financial Officer, Fax: 212-975-9191, with a copy to CBS Corporation, 51 West 52nd Street, New York, NY 10019, Attention:
General Counsel, Fax: 212-597-4031, or at such other address as the Investor shall have furnished to the Company in writing, or (b) if to the Company, at Medscape, Inc., 134 West 29th Street, New York, NY 10001, Attention: President,
Fax: 212-760-3140, with copies to Medscape, Inc., 134 West 29th Street, New York, NY 10001, Attention: General Counsel, Fax: 212-760-3140, and Patterson, Belknap, Webb & Tyler LLP, 1133 Avenue of the Americas, New York, NY 10036-6710,
Attention: John P. Schmitt, Fax: 212-336-2222, or at such other address as the Company shall have furnished to the Investor. If notice is provided via facsimile, it must be simultaneously confirmed via telephone and it shall be deemed to be given when the transmission is received. If notice is provided by U.S. mail, notice shall be deemed to be given three (3) days after proper deposit in a U.S. mailbox, postage prepaid.


                  IN WITNESS WHEREOF, the Company and the Investor have each duly executed this Agreement as of the date above written.


                                   MEDSCAPE, INC.

                                   By: /s/ Paul T. Sheils
                                      ---------------------------------
                                   Name:  Paul T. Sheils
                                   Title: President and Chief Executive Officer


                                   CBS CORPORATION

                                   By: /s/ Fredric G. Reynolds
                                      ---------------------------------
                                   Name:  Fredric G. Reynolds
                                   Title: Executive Vice President and
                                          Chief Financial Officer

                                        6